Exhibit 99.4

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2018 and 2017

With Independent Auditors’ Report Thereon

MakeMyTrip Limited

Consolidated Financial Statements

March 31, 2018 and 2017

Table of Contents	Page
Corporate Data	3
Corporate Governance Report	4 – 13
Commentary of the Directors	14
Certificate from the Secretary	15
Independent Auditors’ Report	16 -20
Consolidated Statement of Financial Position	21
Consolidated Statement of Profit or Loss and Other Comprehensive Income (Loss)	22
Consolidated Statement of Changes in Equity	23 - 25
Consolidated Statement of Cash Flows	26
Notes to the Consolidated Financial Statements	27 - 96
Quarterly Unaudited Financial Data	97

MakeMyTrip Limited

Corporate Data

S. No.	Name of Director	Date of Appointment	Date of Resignation
1	Deep Kalra	October 9, 2001	–
2	Aditya Tim Guleri	April 03, 2007	–
3	Gyaneshwarnath Gowrea	February 11, 2009	–
4	Vivek Narayan Gour	May 01, 2010	–
5	Rajesh Magow	November 06, 2012	–
6	James Jianzhang Liang	January 27, 2016	–
7	Oliver Minho Rippel	January 31, 2017	–
8	Patrick Luke Kolek	January 31, 2017	–
9	Charles St Leger Searle	January 31, 2017	–
10	Yuvraj (Raj) Thacoor	January 31, 2017	April 30, 2018
11	Paul Laurence Halpin	April 30, 2018	–

Corporate Secretary

C/o SGG Corporate Services (Mauritius) Ltd (formerly known as CIM CORPORATE SERVICES LTD)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Registered office

C/o SGG Corporate Services (Mauritius) Ltd (formerly known as CIM CORPORATE SERVICES LTD)

33, Edith Cavell Street

Port Louis, 11324

Republic of Mauritius

Auditors

KPMG

KPMG Centre

31, Cybercity

Ebène

Republic of Mauritius

Banker

HSBC Bank Mauritius Ltd

6th Floor HSBC Centre

18, Cybercity

Ebène

Republic of Mauritius

MakeMyTrip Limited

Corporate Governance Report

General Information

MakeMyTrip Limited (the “Company”) is a company domiciled in Mauritius. The address of the Company’s registered office is C/o SGG Corporate Services (Mauritius) Ltd, 33, Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. As at March 31, 2018, the Company had Seven (7) significant subsidiaries as mentioned below:

Sr. No.	Name of Subsidiary	Date of Incorporation	Place of Incorporation
1.	MakeMyTrip (India) Private Limited	April 13, 2000	India
2.	MakeMyTrip Inc.	April 30, 2000	United States of America
3.	Luxury Tours & Travel Pte Ltd	July 17, 1985	Singapore
4.	Luxury Tours (Malaysia) Sdn. Bhd.	July 7, 2011	Malaysia
5.	ITC Bangkok Co., Ltd.	December 20, 1999	Thailand
6.	Ibibo Group Holdings (Singapore) Pte. Ltd.	November 30, 2012	Singapore
7.	Ibibo Group Private Limited	March 23, 2012	India

The Board of Directors

The Board is composed of Ten (10) directors coming from different sectors. Every director has drawn from his professional background and expertise in positively contributing to the board’s activities. The Board is currently made up of eight non-executive directors.

Yuvraj (Raj) Thacoor resigned from our board of directors with effect from April 30, 2018. Paul Laurence Halpin appointed to our board of directors with effect from April 30, 2018, as nominee of MIH Internet SEA Pte. Ltd. (MIH Internet). Our board of directors has determined that Mr. Halpin is an independent director within the meaning of the Nasdaq Marketplace Rules or the Nasdaq Rules.

Directors

Independent

1. Vivek Narayan Gour

2. Aditya Tim Guleri

3. Paul Laurence Halpin

Non-Executive

1. Gyaneshwarnath Gowrea

2. James Jianzhang Liang

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

Directors (Continued)

Non-Executive (Continued)

3. Oliver Minho Rippel

4. Patrick Luke Kolek

5. Charles St Leger Searle

6. Vivek Narayan Gour

7. Aditya Tim Guleri

8. Paul Laurence Halpin

Executive

1. Deep Kalra

2. Rajesh Magow

The Board is responsible for directing the affairs of the Company in the best interests of shareholders, in conformity with legal and regulatory framework, and consistent with its constitution and best governance practices.

The Directors profile

Unless otherwise indicated, the business address for our directors is 19th Floor, Building No. 5, DLF Cyber City, Gurugram, India, 122002.

1.

Deep Kalra is our founder, group chairman and group chief executive officer and was appointed to our board of directors on October 9, 2001. Mr. Kalra’s responsibilities as group chief executive officer include executing our business strategy and managing the overall performance and growth of our company. Mr. Kalra has over 26 years of work experience in e-commerce, sales, marketing, corporate banking, financial analysis and senior management roles. Prior to founding our company in April 2000, Mr. Kalra worked with GE Capital India, a subsidiary of the General Electric Company, where he was vice president, business development. Prior to that, he also worked with AMF Bowling Inc. and ABN AMRO Bank NV. Mr. Kalra serves on the board of a The IndUS Entrepreneurs’ New Delhi – NCR Chapter, a global, not-for-profit organization focused on promoting entrepreneurship, and was their immediate past president. He is a co-founder of Ashoka University, a liberal arts college in Sonepat, near New Delhi and serves on their board and governing council. Mr. Kalra holds a Bachelor’s degree in Economics from St. Stephen’s College, Delhi University, India, and a Master’s degree in Business Administration from the Indian Institute of Management, Ahmedabad, India

2.

Rajesh Magow is our co-founder and chief executive officer — India and was appointed to our board of directors on November 6, 2012. Mr. Magow has also previously held the positions of chief financial officer and chief operating officer at our company. Mr. Magow has over 25 years of experience in the information technology and Internet industries. After having been a part of our senior management team in 2001 for a few months, Mr. Magow worked as a part of senior management at Tecnovate eSolutions Private Limited, a wholly-owned subsidiary of eBookers.com (a United Kingdom-based online travel company that was listed on NASDAQ until it was acquired by the Cendant group in February 2005) from 2001 to June 2006. Before leaving Tecnovate eSolutions, he was the acting chief executive officer of that company.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

2.    Rajesh Magow (Continued)

Mr. Magow was part of the senior management team that set up eBookers’ call center and back office operations in India and was a board member of Tecnovate from January 2001 to June 2006. Prior to Tecnovate, he also worked with Aptech Limited and Voltas Limited. Mr. Magow rejoined our company in 2006. He also served on the board of Flipkart Limited as an independent director from March 2011 to May 2015 and was again appointed as an independent director in June 2017. Mr. Magow is a qualified chartered accountant from the Institute of Chartered Accountants of India.

3.

Aditya Tim Guleri was appointed to our board of directors on April 3, 2007 as a nominee of Sierra Ventures VIII-A, L.P., Sierra Ventures VIII-B, L.P. and Sierra Ventures Associates VIII, LLC, or the Sierra Ventures entities. He has remained on our board following the lapse of Sierra Ventures entities’ right of nomination upon the completion of our initial public offering in August 2010. Mr. Guleri is a Managing Director of Sierra Ventures. Mr. Guleri’s investment focus is information technology software companies. Additionally, Mr. Guleri has helped execute Sierra’s India strategy and investments. As a venture capitalist, Mr. Guleri has helped to complete strategic exits from numerous companies including several public companies. Mr. Guleri currently serves on the board of directors of Alpine Data Labs, Hired, LeadGenius, Nexenta, Phenom People, Shape Security, Townsquared, Treasure Data and Zycada. Prior to Sierra, Mr. Guleri founded and served as chief executive officer of Octane Software from 1996 to 2000. He successfully led Octane’s merger with Epiphany (NASDAQ: EPNY) in 2000. Before Octane, Mr. Guleri was vice president of field operations at Scopus Technology. Mr. Guleri holds a Master of Science degree in Engineering and Operating Research from Virginia Polytechnic Institute and State University; and a Bachelor of Science degree in Electrical Engineering from Punjab Engineering College, Chandigarh, India. The business address of Mr. Guleri is 2884 Sand Hill Road, Suite 100, Menlo Park, CA 94025, United States.

4.    Vivek N. Gour was appointed to our board of directors on May 1, 2010. He was the managing director of Air Works India Engineering Pvt Ltd. from November 2010 till February 2018. Prior to joining our board of directors, Mr. Gour was the chief financial officer and principal accounting officer of Genpact Limited from January 2005 to February 2010; Genpact is listed on the New York Stock Exchange. From October 2003 to December 2004, Mr. Gour served as chief financial officer for GE Capital Business Processes. From October 2002 to September 2003, he served as chief financial officer of GE Capital India and GE Capital International Services. Mr. Gour has a Bachelor of Commerce degree from Mumbai University, India, and a Master of Business Administration from Delhi University, India. The business address of Mr. Gour is 1203 Magnolias, DLF Golf Link, Gurugram – 122009, Haryana, India.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

5.

Gyaneshwarnath Gowrea was appointed to our board of directors on February 11, 2009 and is one of our resident directors in Mauritius. Mr. Gowrea is the chairman of the taxation sub-committee of Global Finance Mauritius, vice chairman of the International Fiscal Association (Mauritius Branch) and an international tax affiliate of the Chartered Institute of Taxation. He was the managing director of Multiconsult Limited from 2009 to 2011. From 2007 to 2008, he was director of AAA Global Services Ltd. and from 1999 to 2006 he was a manager with Cim Global Business. Mr. Gowrea completed his secondary education at John Kennedy College in Mauritius and holds a Master of Science in Accounting from De Monfort University in Leicester, UK and a Diploma in International Taxation. In addition, he holds various professional qualifications, including being a fellow of the Association of Chartered Certified Accountants, United Kingdom, a fellow member of the Mauritius Institute of Directors and a member of Society of Trust and Estate Practitioners, United Kingdom. Mr. Gowrea is also a member of the Board of the Mauritius Institute of Directors, or the MIOD and chairs the Audit and Risk Committee of the MIOD. The business address of Mr. Gowrea is c/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, 11324, Republic of Mauritius.

6.

James Jianzhang Liang was appointed to our board of directors on January 27, 2016, as a nominee of Ctrip. He is one of the co-founders of Ctrip and is currently serving as the chairman of its board of directors. Prior to founding Ctrip, Mr. Liang held a number of technical and managerial positions with Oracle Corporation from 1991 to 1999 in the United States and China, including the head of the ERP consulting division of Oracle China from 1997 to 1999. Mr. Liang currently serves on the boards of Tuniu (NASDAQ: TOUR) and SINA Corporation (NASDAQ: SINA). Mr. Liang received his Ph.D. degree from Stanford University and his Master’s and Bachelor’s degrees from Georgia Institute of Technology. He also attended an undergraduate program at Fudan University. The business address of Mr. Liang is Building 16, SKY SOHO, No. 968 Jinzhong Road, Shanghai, PRC 200335.

7.

Oliver Minho Rippel was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is chief executive officer of B2C e-commerce for Naspers which includes retail, marketplaces and travel. He joined Naspers in January 2009 as head of business development in Southeast Asia before managing e-commerce in Africa and Middle East shortly thereafter. From 2011 to 2014 he oversaw e-commerce in Southeast Asia, India and Africa. Between 2014 and 2015, he was managing online services segments including e-tail outside of Europe, travel, real estate, and mobile services. Before working for Naspers Limited, Mr. Rippel spent nine years at eBay – first in his home country Germany and then as part of the Asia-Pacific region in China, Korea, and South-East Asia. There, he mostly focused on strategy and business development, as well as category management and marketing operations. Mr. Rippel studied economics in Berlin, Germany. The business address of Mr. Rippel is Unit 13-10, Parkview Square, 600 North Bridge Road, Singapore.

8.

Patrick Luke Kolek was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He joined Naspers in 2014 as chief financial officer of e-commerce and was appointed chief operating officer of Naspers in July 2016. As group chief operating officer, Mr. Kolek is focused on aligning group strategy with company objectives, leading core business activities and strategic initiatives such as large acquisitions and divestitures.

MakeMyTrip Limited

Corporate Governance Report (Continued)

The Board of Directors (Continued)

The Directors profile (Continued)

8.

Mr. Kolek has more than 20 years’ experience in executing business growth and development strategies for hyper growth organizations. Prior to joining Naspers, Mr. Kolek spent 10 years at eBay, most recently as vice president and chief financial officer of eBay International and previously as the chief operating officer of eBay Classifieds. Mr. Kolek holds a bachelor’s degree in commerce from Santa Clara University and is a certified public accountant. The business address of Mr. Kolek is Taurusavenue 105, 2132 LS, Hoofddorp, The Netherlands.

9.

Charles St Leger Searle was appointed to our board of directors on January 31, 2017, as a nominee of MIH Internet. He is the chief executive officer of Naspers Internet Listed Assets. Mr. Searle serves on the board of several companies associated with the Naspers Group, including Tencent Holdings Limited, listed on the Stock Exchange of Hong Kong, and Mail.ru Group Limited that is listed on the London Stock Exchange. Prior to joining the Naspers Group in Hong Kong, he held positions at Cable & Wireless plc and at Deloitte & Touche in London and Sydney. Mr. Searle is a graduate of the University of Cape Town and a member of the Institute of Chartered Accountants in Australia and New Zealand. Mr. Searle has more than 22 years of international experience in the telecommunications and internet industries. The business address of Mr. Searle is Room 2908, 29/F, Three Pacific Place, 1 Queen’s Road East, Hong Kong.

10.

Paul Laurence Halpin was appointed to our board of directors on April 30, 2018. Mr. Halpin currently serves as the general representative for Lloyd’s of London in Mauritius. Mr. Halpin held various leadership positions in the financial services industry at PricewaterhouseCoopers from 1979 until 2004. Between 2004 to 2011, Mr. Halpin established and sold a number of international healthcare and insurance outsourcing businesses in Mauritius. He also served as a non-executive director on the Government of Mauritius’ Board of Investment between 2005 to 2010. Mr. Halpin is an independent non-executive director on the boards of Gamma Civic Ltd, Kolos Cement Ltd and Lottotech Ltd., which are listed on the Stock Exchange of Mauritius. He also serves as an independent non-executive director of other unlisted companies and funds, including Gamma Construction Ltd, Citicc (Africa) Holdings Ltd, RMB Westport Real Estate Development Fund Ltd and several companies within the Multichoice International Holdings group. Mr. Halpin holds a Bachelor of Commerce degree from University College Dublin. He is also a chartered accountant and a Fellow of the Institute of Chartered Accountants in Ireland. The business address of Mr. Halpin is 1st Floor, Riverview Commercial Centre, Les Gorges Road, Black River, Mauritius.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Constitution

Public Limited Company.

Committees of the Board of Directors

We have established two committees under our board of directors: an audit committee and a compensation committee. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Messrs. Vivek N. Gour and Aditya Tim Guleri and is chaired by Mr. Gour. Each member of the audit committee satisfies the independence requirements of Rule 5605 of the Nasdaq Marketplace Rules or the Nasdaq Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Gour qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	regularly reviewing the independence of our independent auditors;
•	reviewing all related party transactions on an ongoing basis;
•	discussing the annual audited financial statements with management and our independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•

such other matters that are specifically delegated to our audit committee by our board of directors from time to time; meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Under the Terms of Issue, at any time the Permitted Holders (as defined in the Terms of Issue) beneficially own 10% or more of our issued and outstanding voting securities and no Class B director serves on the audit committee, the Class B Members shall have the right to appoint a representative to attend audit committee meetings as an observer. On January 31, 2017, our board of directors approved the appointment of Mr. Patrick Luke Kolek as a non-voting observer to the Audit Committee.

Our audit committee currently comprises of three independent directors. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(c)(2)(A) of the Nasdaq Stock Market, Marketplace Rules regarding the size of our audit committee, because our Company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritian law to have an audit committee of at least three members.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Committees of the Board of Directors (Continued)

Compensation Committee

Our compensation committee consists of Messrs. Vivek N. Gour, Aditya Tim Guleri, James Jianzhang Liang and Oliver Minho Rippel and is chaired by Mr. Gour. On January 31, 2017, our board of directors approved the appointment of Mr. Oliver Minho Rippel as a member of the compensation committee. Messrs. Gour, Guleri, Liang and Rippel satisfy the independence requirements of Rule 5605 of the Nasdaq Stock Market, Marketplace Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing the compensation plans, policies and programs adopted by the management;
•	reviewing and approving the compensation package for our executive officers;
•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

We currently do not have in place a nominations committee, and the actions ordinarily taken by such committee are resolved by a majority of the independent directors on our board. As a foreign private issuer, we are permitted to follow home country corporate governance practices under Rule 5615(a)(3) of the Nasdaq Stock Market, Marketplace Rules. Our home country practice differs from Rule 5605(e) of the Nasdaq Stock Market, Marketplace Rules regarding implementation of a nominations committee charter or board resolution, because our company, as a holder of a GBC1 issued by the Financial Services Commission of Mauritius, is not required under Mauritius law to establish a nominations committee.

Duties of Directors

Under Mauritian law, our directors have a duty to our company to exercise their powers honestly in good faith in the best interests of our company. Our directors also have a duty to our company to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Where a director of a public company also holds office as an executive, the director is required under Mauritian law to exercise that degree of care, diligence and skill which a reasonably prudent and competent executive in that position would exercise. In fulfilling their duty of care to our company, our directors must ensure compliance with the Mauritius Companies Act and our Constitution, as amended from time to time. A shareholder has the right to seek damages against our directors if a duty owed by our directors to him as a shareholder is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual meetings and reporting its work to shareholders at such meetings;
•	authorizing dividends and distributions;

MakeMyTrip Limited

Corporate Governance Report (Continued)

Duties of Directors (Continued)

•	appointing officers and determining the term of office of officers;
•

exercising the borrowing powers of our company and mortgaging the property of our company, provided that shareholders’ approval shall be required if any transaction is a major transaction for our company under section 130 of the Mauritius Companies Act; and

•	approving the issuance and transfer of shares of our company, including the recording of such shares in our share register.

Identification of key risks for the Company

The Board is ultimately responsible for the Company’s system of internal control and for reviewing its effectiveness. The Board confirms that there is an ongoing process for identifying, evaluating and managing the various risks faced by the Company.

Related party transactions

The related party transactions have been set out in note 38 of these financial statements.

Share price information

The following table shows:

•	the reported high and low trading prices quoted in US dollars for our ordinary shares on the Nasdaq Global Market.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Share price information (Continued)

	Nasdaq Global Market Price Per Ordinary Share
Period	High	Low
Fiscal Year
2016	$24.04	$11.97
2017	$37.35	$13.69
2018	$40.90	$22.40
Fiscal Quarter
2016
1st Quarter	$24.04	$23.27
2nd Quarter	$20.81	$11.97
3rd Quarter	$19.05	$13.55
4th Quarter	$22.99	$14.88
2017
1st Quarter	$20.20	$13.69
2nd Quarter	$23.80	$14.41
3rd Quarter	$31.90	$19.75
4th Quarter	$37.35	$22.40
2018
1st Quarter	$40.90	$28.65
2nd Quarter	$36.15	$27.35
3rd Quarter	$30.90	$22.40
4th Quarter	$36.38	$27.60
Month
2017
December	$30.75	$26.65
2018
January	$32.90	$28.60
February	$34.45	$27.60
March	$36.80	$30.95
April	$37.20	$31.85
May	$38.10	$32.60
June	$41.70	$33.90
July	$38.75	$32.10
August (1)	$35.15	$27.55

__________

Note: (1) Until August 28, 2018

Directors’ liability insurance

We have taken directors’ and officers’ liability insurance of coverage of USD 30 Million from The  Mauritius Union Assurance Company Limited Mauritius. This policy is effective till July 2019 and will be renewed thereafter.

Code of Business Conduct and Ethics

Our code of business conduct and ethics provides that our directors and officers are expected to avoid any action, position or interest that conflicts with the interests of our Company or gives the appearance of a conflict. Directors and officers have an obligation under our code of business conduct and ethics to advance our company’s interests when the opportunity to do so arises.

MakeMyTrip Limited

Corporate Governance Report (Continued)

Environment

Due to the nature of its activities, the Company has no adverse impact on environment.

Corporate social responsibility and donations

During the year, the Company has not made any donations.

Nature of business

The principal activity of the Company is as defined in our GBL 1 certificate – which is investment activities.

Auditors Report and Accounts

The auditors’ report is set out on pages 16 to 20 and the consolidated profit or loss and other comprehensive income (loss) is set out on page 22 of these financial statements.

Audit fees

Audit fees payable to KPMG for the year amounted to USD 12,200 (2017: USD 11,800).

Appreciation

The Board expresses its appreciation and gratitude to all those involved for their contribution during the year.

MakeMyTrip Limited

Commentary of the Directors

Results

The results for the years ended March 31, 2018 and 2017 are as follows:

(in ‘USD 000’)
	For the year ended March 31
Particulars	2018	2017
Total income	675,691	447,979
Total expenses	(895,130)	(583,366)
Finance income	5,189	45,268
Finance cost	(3,901)	(18,289)
Share of loss of equity-accounted investees	(1,998)	(1,702)
Income tax expense	(91)	(193)
Loss for the year	(220,240)	(110,303)

Statement of Directors’ responsibilities in respect of the consolidated financial statements

Company law requires the directors to prepare consolidated financial statements for each financial year, which present fairly the financial position, financial performance and the cash flows of the Group. The directors are also responsible for keeping accounting records which:

•	correctly record and explain the transactions of the Group;
•	disclose with reasonable accuracy at any time the financial position of the Group; and
•	would enable them to ensure that the financial statements are in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

The directors confirm that they have complied with the above requirements in preparing the consolidated financial statements.

The directors have made an assessment of the Group’s ability to continue as a going concern and have no reason to believe that the business will not be a going concern for the year ahead.

Auditors

The auditors, KPMG, have expressed their willingness to continue in office.

MakeMyTrip Limited

CERTIFICATE FROM THE SECRETARY

To the member of MakeMyTrip Limited under section 166(d) of the Mauritius Companies Act.

We certify to the best of our knowledge and belief that we have filed with the Registrar of Companies all such returns as are required of MakeMyTrip Limited under the Mauritius Companies Act for the year ended March 31, 2018.

For SGG Corporate Services (Mauritius) Ltd

Corporate Secretary

Registered office:

C/o SGG Corporate Services (Mauritius) Ltd,

33, Edith Cavell Street,

Port Louis, 11324

Republic of Mauritius

Date: September 7, 2018

Independent Auditors’ Report

To the Members of MakeMyTrip Limited (the Company)

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of MakeMyTrip Limited (the Group), which comprise the consolidated statement of financial position as at 31 March 2018 and the consolidated statement of profit or loss and other comprehensive income (loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies, as set out on pages 21 to 96.

In our opinion, these consolidated financial statements give a true and fair view of the consolidated financial position of MakeMyTrip Limited as at 31 March 2018 and of its consolidated financial performance and consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with International Ethics Standards Board for Accountants Code of Ethics for Professional Accountants (IESBA Code), and we have fulfilled our other ethical responsibilities in accordance with the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Independent Auditors’ Report

To the Members of MakeMyTrip Limited

Report on the Audit of the Consolidated Financial Statements (continued)

Key Audit Matters (continued)

Goodwill

Refer to summary of significant accounting policies in note 3 (f) and 3 (i), significant accounting judgment, estimates and assumption in note 2 (d) and the disclosure of the Group’s goodwill impairment testing in note 18 to the financial statements.

The key audit matter	How the matter was addressed in our audit

As at 31 March 2018, the Group has goodwill of USD 995 million arising from a number of acquisitions in the prior periods.

Goodwill is tested for impairment annually or whenever there is an impairment indicator identified by management. Goodwill impairment testing is performed at the level of cash generating units (‘CGU’s’) and relies on estimates of value-in-use based on discounted future cash flows.

Due to the significance of the Group’s recognized goodwill and the inherent uncertainty of forecasting and discounting future cash flows in the impairment assessment, this is deemed to be a significant area of judgement and therefore a key audit matter.

Our audit procedures included the following:

oChallenging the assumptions used by

management in their value-in-use calculations by:

•evaluating the reasonableness of cash flow projections, and EBITDA margins based on management’s historical forecasting accuracy and our knowledge of the businesses within the Group and the industry in which they operate;

•evaluating the reasonableness of key assumptions such as the discount rates, EBITDA margins and terminal value, to external available industry, economic and financial data and the Group’s own historical data and performance;

•utilising our own valuation specialists, we evaluated the assumptions and methodologies used to determine the value-in-use for all CGUs; and

•evaluating the sensitivity analysis performed by management on key inputs to the impairment model, to understand the impact that reasonable alternative assumptions would have on the overall carrying amount.

oAssessing the adequacy of the financial statement disclosures, including disclosures of key assumptions and judgements.

Independent Auditors’ Report

To the Members of MakeMyTrip Limited

Report on the Audit of the Consolidated Financial Statements (continued)

Other Information

The directors are responsible for the other information. The other information comprises the Corporate Data, Corporate Governance Report, Commentary of the Directors, Certificate from the Secretary and Quarterly Unaudited Financial Data which we obtained prior to the date of this report. The other information does not include the consolidated financial statements and our auditors’ report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express an audit opinion or any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Consolidated Financial Statements

The directors are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards and in compliance with the requirements of the Mauritius Companies Act, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

Independent Auditors’ Report

To the Members of MakeMyTrip Limited

Report on the Audit of the Consolidated Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (continued)

As part of an audit in accordance with ISAs, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

o

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

o

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

o	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

o

Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

o

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

o

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

Independent Auditors’ Report

To the Members of MakeMyTrip Limited

Report on the Audit of the Consolidated Financial Statements (continued)

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements (continued)

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Other Matter

This report is made solely to the Company’s members, as a body, in accordance with Section 205 of the Mauritius Companies Act. Our audit work has been undertaken so that we might state to the Company’s members, as a body, those matters that we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Report on Other Legal and Regulatory Requirements

Mauritius Companies Act

We have no relationship with or interests in the Company other than in our capacity as auditors. We have obtained all the information and explanations we have required.

In our opinion, proper accounting records have been kept by the Company as far as it appears from our examination of those records.

KPMG Wayne Pretorius

Ebène, Mauritius Licensed by FRC

Date: September 7, 2018

AKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Amounts in USD thousands)

		As at March 31
	Note	2017	2018
Assets
Property, plant and equipment	17	15,334	13,690
Intangible assets and goodwill	18	1,170,727	1,147,517
Trade and other receivables, net	20	2,176	1,929
Investment in equity-accounted investees	8	18,212	16,316
Other investments	9	5,791	6,170
Term deposits	22	20,162	165
Non-current tax assets		19,306	24,476
Other non-current assets	25	29,658	14,607
Employee benefits	32	229	—
Total non-current assets		1,281,595	1,224,870

Inventories		251	596
Current tax assets		81	25
Trade and other receivables, net	20	35,108	56,386
Term deposits	22	75,511	202,170
Other current assets	23	50,232	92,542
Cash and cash equivalents	21	101,704	187,647
Assets held for sale	24	302	1,220
Total current assets		263,189	540,586
Total assets		1,544,784	1,765,456

Equity
Share capital	26	46	52
Share premium	26	1,607,373	1,960,691
Reserves		952	3,232
Accumulated deficit		(298,581)	(515,850)
Share based payment reserve		61,410	78,804
Foreign currency translation reserve	26	33,601	31,705
Total equity attributable to equity holders of the Company		1,404,801	1,558,634
Non-controlling interests		661	298
Total equity		1,405,462	1,558,932

Liabilities
Loans and borrowings	28	523	424
Employee benefits	32	2,946	3,721
Deferred revenue	31	265	91
Deferred tax liabilities, net	19	159	115
Other non-current liabilities	30	1,027	2,201
Total non-current liabilities		4,920	6,552

Loans and borrowings	28	226	228
Trade and other payables	34	121,563	181,430
Deferred revenue	31	3,045	1,262
Other current liabilities	29	9,568	17,052
Total current liabilities		134,402	199,972
Total liabilities		139,322	206,524
Total equity and liabilities		1,544,784	1,765,456

These financial statements have been approved by the Board of Directors on September 7, 2018 and signed on its behalf by:

/s/ Rajesh Magow	/s/ Gyaneshwarnath Gowrea
Director	Director

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Amounts in USD thousands, except per share data)

		For the year ended March 31
	Note	2016	2017	2018
Revenue
Air ticketing		78,172	118,514	167,391
Hotels and packages		251,713	314,254	439,963
Other revenue	10	6,169	14,848	67,902
Total revenue		336,054	447,616	675,256

Other income	11	1,014	363	435

Service cost
Procurement cost of hotel and packages services		165,264	173,919	169,347
Other cost of providing services		1,770	—	6,530
Personnel expenses	12	49,018	73,736	114,157
Marketing and sales promotion expenses		108,966	224,424	451,818
Other operating expenses	13	67,954	81,585	120,566
Depreciation, amortization and impairment	14	10,923	29,702	32,712
Result from operating activities		(66,827)	(135,387)	(219,439)

Finance income	15	1,586	45,268	5,189
Finance costs	15	20,327	18,289	3,901
Net finance income (costs)		(18,741)	26,979	1,288
Impairment in respect of an equity accounted investee		(959)	—	—
Share of loss of equity-accounted investees	8	(1,860)	(1,702)	(1,998)
Loss before tax		(88,387)	(110,110)	(220,149)
Income tax expense	16	(155)	(193)	(91)
Loss for the year		(88,542)	(110,303)	(220,240)

Other comprehensive income (loss)
Items that will never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability		(149)	(266)	(422)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations		(565)	48,618	(1,915)
Net change in fair value of available-for-sale financial assets		752	(809)	2,280
		187	47,809	365
Other comprehensive income (loss) for the year, net of tax		38	47,543	(57)
Total comprehensive loss for the year		(88,504)	(62,760)	(220,297)

Loss attributable to:
Owners of the Company		(88,518)	(110,168)	(218,412)
Non-controlling interests		(24)	(135)	(1,828)
Loss for the year		(88,542)	(110,303)	(220,240)

Total comprehensive loss attributable to:
Owners of the Company		(88,465)	(62,629)	(218,450)
Non-controlling interests		(39)	(131)	(1,847)
Total comprehensive loss for the year		(88,504)	(62,760)	(220,297)

Loss per share (in USD)
Basic	27	(2.12)	(2.09)	(2.18)
Diluted	27	(2.12)	(2.09)	(2.18)

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity

(Amounts in USD thousands)

Year ended March 31, 2018

	Attributable to equity holders of the Company
			Reserve			Share Based	Foreign Currency		Non-
	Share	Share	for Own	Fair Value	Accumulated	Payment	Translation		Controlling	Total
	Capital	Premium	Shares	Reserves	Deficit	Reserve	Reserve	Total	Interests	Equity
Balance as at April 1, 2015	21	242,662	(438)	1,009	(100,181)	28,612	(14,427)	157,258	596	157,854
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(88,518)	—	—	(88,518)	(24)	(88,542)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(550)	(550)	(15)	(565)
Net change in fair value of available-for-sale financial assets	—	—	—	752	—	—	—	752	—	752
Remeasurement of defined benefit (asset) liability	—	—	—	—	(149)	—	—	(149)	—	(149)
Total other comprehensive income (loss)	—	—	—	752	(149)	—	(550)	53	(15)	38
Total comprehensive income (loss) for the year	—	—	—	752	(88,667)	—	(550)	(88,465)	(39)	(88,504)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	13,740	—	13,740	—	13,740
Issue of ordinary shares on exercise of share based awards	—	4,425	—	—	—	(4,411)	—	14	—	14
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	38	(38)	—	—	—	—
Own shares acquired	—	—	(11,093)	—	—	—	—	(11,093)	—	(11,093)
Re-issue of own shares to settle the financial liability	—	1,645	3,953	—	—	—	—	5,598	—	5,598
Total contributions by owners	—	6,070	(7,140)	—	38	9,291	—	8,259	—	8,259

Changes in ownership interests
Acquisition of non-controlling interest without a change in control	—	—	—	—	593	—	(36)	557	(557)	—
Total changes in ownership interests in subsidiaries	—	—	—	—	593	—	(36)	557	(557)	—
Total transactions with owners	—	6,070	(7,140)	—	631	9,291	(36)	8,816	(557)	8,259
Balance as at March 31, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2018

	Attributable to equity holders of the Company
			Reserve			Share Based	Foreign Currency		Non-
	Share	Share	for Own	Fair Value	Accumulated	Payment	Translation		Controlling	Total
	Capital	Premium	Shares	Reserves	Deficit	Reserve	Reserve	Total	Interests	Equity
Balance as at April 1, 2016	21	248,732	(7,578)	1,761	(188,217)	37,903	(15,013)	77,609	—	77,609
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	—	(110,168)	—	—	(110,168)	(135)	(110,303)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	48,614	48,614	4	48,618
Net change in fair value of available-for-sale financial assets	—	—	—	(809)	—	—	—	(809)	—	(809)
Remeasurement of defined benefit (asset) liability	—	—	—	—	(266)	—	—	(266)	—	(266)
Total other comprehensive income (loss)	—	—	—	(809)	(266)	—	48,614	47,539	4	47,543
Total comprehensive income (loss) for the year	—	—	—	(809)	(110,434)	—	48,614	(62,629)	(131)	(62,760)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	26,674	—	26,674	175	26,849
Issue of ordinary shares on exercise of share based awards	1	18,275	—	—	—	(18,105)	—	171	—	171
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	70	(70)	—	—	—	—
Own shares acquired	—	—	(2,050)	—	—	—	—	(2,050)	—	(2,050)
Re-issue of own shares upon conversion of convertible notes	—	999	9,628	—	—	—	—	10,627	—	10,627
(refer note 26 and 28)
Shares issued upon conversion of convertible notes (refer note 26 and 28)	5	148,101	—	—	—	—	—	148,106	—	148,106
Business combination (refer note 7(a))	19	1,191,266	—	—	—	15,008	—	1,206,293	—	1,206,293
Total contributions by owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	175	1,389,996

Changes in ownership interests
Acquisition of subsidiary with non-controlling interests (refer note 7(a))	—	—	—	—	—	—	—	—	617	617
Total changes in ownership interests in subsidiaries	—	—	—	—	—	—	—	—	617	617
Total transactions with owners	25	1,358,641	7,578	—	70	23,507	—	1,389,821	792	1,390,613
Balance as at March 31, 2017	46	1,607,373	—	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Consolidated statement of changes in equity (Continued)

(Amounts in USD thousands)

Year ended March 31, 2018

	Attributable to equity holders of the Company
					Share Based	Foreign Currency		Non-
	Share	Share	Fair Value	Accumulated	Payment	Translation		Controlling	Total
	Capital	Premium	Reserves	Deficit	Reserve	Reserve	Total	Interests	Equity
Balance as at April 1, 2017	46	1,607,373	952	(298,581)	61,410	33,601	1,404,801	661	1,405,462
Total comprehensive income (loss) for the year
Loss for the year	—	—	—	(218,412)	—	—	(218,412)	(1,828)	(220,240)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	(1,896)	(1,896)	(19)	(1,915)
Net change in fair value of available-for-sale financial assets	—	—	2,280	—	—	—	2,280	—	2,280
Remeasurement of defined benefit (asset) liability	—	—	—	(422)	—	—	(422)	—	(422)
Total other comprehensive income (loss)	—	—	2,280	(422)	—	(1,896)	(38)	(19)	(57)
Total comprehensive income (loss) for the year	—	—	2,280	(218,834)	—	(1,896)	(218,450)	(1,847)	(220,297)

Transactions with owners, recorded directly in equity
Contributions by owners
Share based payment	—	—	—	—	44,874	—	44,874	(14)	44,860
Issue of ordinary shares on exercise of share based awards	1	27,462	—	—	(27,417)	—	46	—	46
Transfer to accumulated deficit on expiry of share based awards	—	—	—	63	(63)	—	—	—	—
Issue of ordinary shares in placement offering (refer note 26)	5	325,856	—	—	—	—	325,861	—	325,861
Total contributions by owners	6	353,318	—	63	17,394	—	370,781	(14)	370,767

Changes in ownership interests in subsidiaries that do not result in a loss of control
Contribution by non-controlling interests	—	—	—	1,502	—	—	1,502	1,498	3,000
Total changes in ownership interest in subsidiaries	—	—	—	1,502	—	—	1,502	1,498	3,000
Total transactions with owners	6	353,318	—	1,565	17,394	—	372,283	1,484	373,767
Balance as at March 31, 2018	52	1,960,691	3,232	(515,850)	78,804	31,705	1,558,634	298	1,558,932

The notes on pages 27 to 96 form an integral part of these consolidated financial statement.

MakeMyTrip Limited

Consolidated statement of cash flows

(Amounts in USD thousands)
Year ended March 31, 2018

	For the year ended March 31
	2016	2017	2018
Cash flows from operating activities
Loss for the year	(88,542)	(110,303)	(220,240)
Adjustments for:
Depreciation	2,724	5,149	4,357
Amortisation of intangible assets	6,032	9,386	25,481
Impairment of intangible assets / capital work-in-progress	2,167	15,167	2,874
Impairment in respect of an equity accounted investee	959	—	—
Net loss on disposal of property, plant and equipment	380	46	70
Income on license acquired	(886)	—	—
Intangible assets written off	—	—	356
Net finance costs (income)	18,741	(26,979)	(1,288)
Share of loss of equity-accounted investees	1,860	1,702	1,998
Share based payment	13,685	26,795	44,860
Income tax expense	155	193	91
Change in inventories	1,386	268	(317)
Change in trade and other receivables	(3,872)	2,608	(23,228)
Change in other assets	(21,766)	4,849	(25,263)
Change in trade and other payables	5,273	(34,399)	62,374
Change in employee benefits	224	588	366
Change in deferred revenue	(3,450)	(2,798)	(1,964)
Change in other liabilities	1,906	1,447	9,206
Income tax paid	(2,976)	(2,176)	(5,211)
Net cash used in operating activities	(66,000)	(108,457)	(125,478)

Cash flows from investing activities
Interest received	2,919	2,537	3,048
Proceeds from sale of property, plant and equipment	228	98	335
Redemption of term deposits	63,382	83,634	115,058
Investment in term deposits	(140,008)	(10,000)	(221,639)
Acquisition of property, plant and equipment	(5,696)	(8,756)	(4,258)
Payment for business acquisition, net of cash acquired (refer note 7(a))	(1,220)	102,814	—
Proceeds from sale of asset held for sale	—	—	302
Acquisition of other investment	—	—	(99)
Investment in equity-accounted investees	(17,836)	(1,090)	—
Acquisition of intangible assets	(5,413)	(6,226)	(7,837)
Net cash generated from (used in) investing activities	(103,644)	163,011	(115,090)

Cash flows from financing activities
Proceeds from issue of shares (refer note 7(a))	—	8,752	—
Proceeds from issuance of convertible notes	180,000	—	—
Direct cost incurred in relation to convertible notes	(2,730)	—	—
Proceeds from issue of share capital in placement offering	—	—	330,000
Direct cost for issue of shares in placement offering	—	—	(4,139)
Repurchase of own shares	(11,093)	(2,050)	—
Proceeds from issuance of shares on exercise of share based awards	14	171	46
Contribution by (acquisition of) non-controlling interests	(850)	(400)	3,000
Proceeds from (repayment of) bank loans, net	146	138	(96)
Payment of finance lease liabilities	(16)	(7)	—
Interest paid	(859)	(4,445)	(912)
Net cash generated from financing activities	164,612	2,159	327,899

Increase (decrease) in cash and cash equivalents	(5,032)	56,713	87,331
Cash and cash equivalents at beginning of the year	49,857	46,273	101,704
Effect of exchange rate fluctuations on cash held	1,448	(1,282)	(1,388)
Cash and cash equivalents at end of the year	46,273	101,704	187,647

The notes on pages 27 to 96 form an integral part of these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in USD thousands, except per share data and share count)

1)	REPORTING ENTITY

MakeMyTrip Limited (the “Parent Company”) together with its subsidiaries and equity-accounted investees (collectively, “the Company” or the “Group”) is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the U.S., Singapore, Malaysia, Thailand, the U.A.E, Peru, and Colombia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, and hotels.

The Company is a public limited company incorporated and domiciled in Mauritius and has its registered office at C/o SGG Corporate Services (Mauritius) Ltd, 33 Edith Cavell Street, Port Louis, 11324, Republic of Mauritius. The Company’s ordinary shares representing equity shares are listed on the NASDAQ Stock Exchange.

2)	BASIS OF ACCOUNTING
(a)	Statement of Compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).  Accounting policies have been applied consistently to all periods presented in these financial statements.

The consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 7, 2018.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items:

•	derivative financial instruments are measured at fair value;
•	available-for-sale financial assets are measured at fair value; and
•	net defined benefit (asset) liability is measured at fair value of plan assets less the present value of the defined benefit obligation.
(c)	Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollar (USD), which is the parent Company’s functional currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated.

The functional currency for subsidiaries is the currency of the primary economic environment in which each subsidiary operates and is normally the currency in which each subsidiary primarily generates and expends cash.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

2)	BASIS OF ACCOUNTING – (Continued)
(d)	Use of Estimates and Judgements

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation/uncertainty and critical judgement in applying accounting policies that have the most significant effects on the amounts recognised in the consolidated financial statements are as follows:

• Note 3(d) (i),9,23 and 25	Available for sale financial assets

• Note 3(e) and 17	Property, plant and equipment

• Note 3(f), 3(i) and 18	Useful life of intangible assets and impairment test of intangible assets and goodwill

• Note 3(j) and 32	Employee benefit plans

• Note 3(l) and 3(m)	Loyalty programs

• Note 3(p),16 and 19	Income taxes

• Note 3(k)	Provisions and contingent liabilities

• Note 3(d) and 28	Valuation of embedded derivatives in convertible notes

• Note 3(j) and 33	Share based payment

• Note 3(b) and 7(a)	Acquisition of subsidiary: fair value of consideration transferred and fair value of assets acquired and liabilities assumed

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

• Note 3(d),9,23 and 25	Available for sale financial assets

• Note 3(i) and 18	Impairment test : key assumptions used in discounted cash flow projections

• Note 3(j) and 32	Measurement of defined benefit obligations : key actuarial assumptions

• Note 3(k)	Provisions and contingent liabilities

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Basis of Consolidation
i)	Subsidiaries

The Group consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Entities are consolidated from the date on which control commences until the date on which control ceases.

ii)	Investment in Associates (Equity Accounted Investees)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating polices.

Investments in associates are accounted for using the equity method and are recognised initially at cost. The cost of investment includes transaction costs.

The consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income of equity accounted investees, other adjustments to align the accounting policies with those of the Group, from the date on which significant influence commences until the date on which significant influence ceases.

iii)	Non-controlling Interests

Non-controlling interests are measured at their proportionate share of the acquiree's identifiable net assets at the acquisition date. Change in the Group's interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

iv)	Transactions Eliminated on Consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

(b)	Business Combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to the Group.

The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration and deferred consideration, if any.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(b)	Business Combinations – (Continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at fair value at the date of acquisition.

Transaction costs incurred in connection with a business combination are expensed as incurred, except if related to the issue of debt or equity securities.

If share-based payment awards (replacement awards) are required to be exchanged for awards held by the acquiree’s employees (acquiree’s awards), then all or a portion of the amount of the acquirer’s replacement awards is included in measuring the consideration transferred in the business combination. This determination is based on the market-based measure of the replacement awards compared with the market-based measure of the acquiree’s awards and the extent to which the replacement awards relate to pre-combination service.

(c)	Foreign Currency
i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date.  The foreign currency gains or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Non-monetary assets that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for the differences on available for sale equity investments, which are recognized in other comprehensive income arising on retranslation. Non-monetary items that are measured based on historical cost in a foreign currency are not translated.

ii)	Foreign Operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustment arising on acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at an average exchange rate applicable during the period.

Foreign currency differences are recognized in other comprehensive income as foreign currency translation reserve (FCTR). However, if the operation is a non-wholly owned subsidiary, then the relevant proportionate share of the translation difference is allocated to non-controlling interest. When a foreign operation is disposed of, in part or in full, the relevant amount in the FCTR is transferred to profit or loss as part of the profit or loss on disposal.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(d)	Financial Instruments
i)	Non-Derivative Financial Assets

The Group initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets are recognized initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial assets which are classified into the following specified categories: ‘loans and receivables’ and ‘available for sale’. Loans and receivable comprise of ‘Trade and other receivables’, ‘Cash and cash equivalents’, ‘Term deposits’ and ‘Other assets’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Trade and other Receivables

Trade and other receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, trade and other receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Trade receivables are initially recognized at fair value which primarily represents original invoice amount less any impairment loss or an allowance for any uncollectible amounts. Provision is made when there is objective evidence that the Group may not be able to collect the trade receivable. Balances are written off when recoverability is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand and short-term deposits with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, and funds in transit. The Company has elected to present the statement of cash flows using the indirect method.

Available for sale Financial Assets

Available for sale financial assets are non-derivative financial assets that are either designated as available-for-sale or are not classified in any of the other categories. Available for sale financial assets are recognised initially at fair value plus any directly attributable transaction costs.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(d)	Financial Instruments – (Continued)
i)	Non-Derivative Financial Assets – (Continued)

Available for sale Financial Assets – (Continued)

Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses are recognized in other comprehensive income (loss) and presented within equity in the fair value reserve. When an available- for -sale financial asset is derecognized, the cumulative gain or loss in other comprehensive income (loss) is transferred to profit or loss. Available for sale financial assets comprise of equity securities and right acquired under business combination.

Term deposits

Term deposits comprise deposits with banks, which have original maturities of more than three months. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, term deposits are measured at amortized cost using the effective interest method, less any impairment losses.

Other assets

Other assets mainly include receivable from related party which represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a)).

ii)	Non-Derivative Financial Liabilities

The Group recognizes financial liabilities initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

The Group derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

Financial assets and liabilities are offset and the net amount is presented in the consolidated statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Group has the following non-derivative financial liabilities: loans and borrowings, bank overdraft, other current and non-current liabilities and trade and other payables. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the consolidated statement of cash flows.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(d)	Financial Instruments – (Continued)
iii)	Share Capital

Ordinary shares

Ordinary shares are classified as equity with par value of $0.0005 per share. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity. The amount in excess of the par value in relation to the issuance of ordinary shares has been classified as share premium.

Class B Convertible Ordinary Shares

Class B Convertible Ordinary shares (“Class B shares”) are classified as equity with par value of $0.0005 per share. The terms of issue generally provide that the Class B shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. Class B shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any pre-emptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B shares to another party.

Incremental costs directly attributable to the issue of Class B shares are recognized as a deduction from equity.

Repurchase and reissue of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.

iv)	Derivative financial instruments

The Group has an embedded derivative feature in convertible notes. Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Fair value of the derivative is determined on inception using the Black-Scholes model. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted in profit or loss.

v)	Convertible notes

Convertible notes are convertible at the option of the holder into ordinary shares of the Company as per the terms of the issue. Conversion option which is not settled by delivering a fixed number of its own equity instruments for a fixed amount of cash is accounted for separately from the liability component as derivative and initially accounted for at fair value. The liability component is initially recognized at fair value less any directly attributable transaction costs. Directly attributable transaction costs are allocated to the liability component and the conversion option in proportion to their initial carrying amounts.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(d)	Financial Instruments – (Continued)
v)	Convertible notes – (Continued)

Subsequent to initial recognition, the liability component of the convertible notes is measured at amortized cost using the effective interest method. The conversion option is subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss. The conversion option is presented together with the related liability.

(e)	Property, Plant and Equipment
i)	Recognition and Measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within “other income/other operating expenses” in the consolidated statement of profit or loss and other comprehensive income (loss).

Advances paid towards the acquisition of property, plant and equipment outstanding at each reporting date and the cost of property, plant and equipment not ready to use before such date are disclosed as capital work in progress under property, plant and equipment.

Items of property, plant and equipment acquired in a business combination are measured at fair value as at the date of acquisition.

ii)	Subsequent Costs

Subsequent expenditure is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(e)	Property, Plant and Equipment – (Continued)
iii)	Depreciation – (Continued)

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives for each component of property, plant and equipment since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets are depreciated over the shorter of the lease term and their useful lives.

The estimated useful lives of assets are as follows:

• Computers	3-6 years

• Furniture and fixtures	5-6 years

• Office equipment	1-5 years

• Motor vehicles	3-7 years

• Diesel generator sets	7 years

• Building	20 years

Leasehold improvements are depreciated over the lease term or useful lives, whichever is shorter.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted as appropriate.

(f)	Intangible Assets and Goodwill
i)	Goodwill

Goodwill represents excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities. If the excess is negative, a bargain purchase gain is recognized immediately in profit or loss. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses.

ii)	Technology related development cost

Technology related development costs incurred by the Group are measured at cost less accumulated amortization and accumulated impairment losses. Cost includes expenses incurred during the application development stage. The costs related to planning and post implementation phases of development are expensed as incurred.

Expenditure on research activities are recognized in profit or loss as incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalized include the cost of materials, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing cost.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(f)	Intangible Assets – (Continued)
ii)	Technology related development cost – (Continued)

Incidental operations are not necessary to bring an asset to the condition necessary for it to be capable of operating in the manner intended by management, the income and related expenses of incidental operations are recognized immediately in profit or loss, and included in their respective classifications of income and expense.

iii)	Other Intangible Assets

Other Intangible Assets comprise software that are acquired by the Group and Intangible Assets including customer relationship, brand/trade mark, non-compete and favorable lease contract term acquired in a business combination.

Software has finite useful lives and is measured at cost less accumulated amortization and accumulated impairment losses. Cost includes any directly attributable expenses necessary to make the assets ready for use.

Intangible assets acquired in a business combination are measured at fair value as at the date of acquisition. Following initial recognition, these Intangible Assets are carried at cost less any accumulated amortization and impairment losses, if any.

iv)	Subsequent Expenditure

Subsequent expenditure is capitalized only when it is probable that future economic benefits derived from the cost incurred will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

v)	Amortization

Amortization of assets, other than goodwill, is calculated over the cost of the assets, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives are as follows:

• Technology related development costs	2 - 5 years

• Software	3- 5 years

• Customer – related intangible assets (Customer Relationship)	7-10 years

• Contract – related intangible assets (Non-Compete)	5- 6 years

• Marketing – related intangible assets (Brand / Trade Mark)	7- 10 years

• Favourable lease contract term – related intangible assets	7 years

Amortization methods, useful lives and residual values are reviewed at each financial year-end and adjusted as appropriate.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(g)	Assets Held for Sale

Non-current assets that are expected to be recovered primarily through sale rather than continuing use are classified as held for sale. Immediately before classification as held for sale, the assets are remeasured in accordance with the Group’s accounting policies. Thereafter generally the assets are remeasured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Gains are not recognized in excess of any cumulative impairment loss.

Once classified as held for sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

(h)	Inventories

Inventories are measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated selling expenses.

(i)	Impairment

i)Financial assets (Including Receivables)

A financial asset not carried at fair value through profit or loss, including an interest in equity accounted investee, is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not otherwise consider, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security.

The Group considers evidence of impairment for receivables for each specific asset. All individually significant receivables are assessed for specific impairment.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(i)	Impairment – (Continued)
i)	Financial assets (Including Receivables) – (Continued)

Impairment losses on available for sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss recognized previously in profit or loss. Changes in cumulative impairment losses attributable to application of the effective interest method are reflected as a component of interest income. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired available-for-sale equity security is recognized in other comprehensive income.

An impairment loss in respect of an equity-accounted is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognised in profit or loss, and is reversed if there has been a favourable change in estimates used to determine the recoverable amount.

ii)	Non-Financial Assets

The carrying amounts of the Group’s non-financial assets, primarily property, plant and equipment, technology related development cost, software and other intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment. An impairment loss is recognized if the carrying amount of an asset or cash generating unit (CGU) exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assumptions of the time value of money and the risks specific to the asset or CGU. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to an operating segment ceiling test, CGUs to which goodwill has been allocated are aggregated to that level at which impairment testing is performed which reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the group of CGUs that are expected to benefit from the synergies of the combination.

Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (group of CGUs), and then to reduce the carrying amounts of the other assets in the CGU (group of CGUs) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(j)	Employee Benefits

i)Defined Contribution Plans

Obligations for contributions to defined contribution plans are recognized as personnel expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii)Defined Benefit Plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s gratuity scheme is a defined benefit plan.

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed half yearly by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for the Group, the recognised asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognised immediately in other comprehensive income (loss). The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the year to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognised in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognised immediately in profit or loss. The Group recognises gains and losses on the settlement of a defined benefit plan when the settlement occurs.

The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(j)	Employee Benefits – (Continued)

iii)Other Long-term Employee Benefits

Benefits under the Group’s compensated absences policy constitute other long term employee benefits.

The Group’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is based on the prevailing market yields of Indian government securities as at the reporting date that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which benefits are expected to be paid. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in profit or loss in the period in which they arise.

iv)Short-term Employee Benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

v)Share Based Payment

The grant date fair value of share-based payment awards granted to employees is recognized as personnel expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date. The increase in equity recognized in connection with a share based payment transaction is presented in the share based payment reserve, as a separate component in equity.

v)Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits/when the Group recognises costs for a restructuring. If benefits are not expected to be settled wholly within 12 months of the reporting date, then they are discounted.

(k)	Provisions and Contingent Liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assumptions of the time value of money and the risks specific to the liability. The unwinding of discount is recognized as finance cost.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(k)	Provisions and Contingent Liabilities – (Continued)

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

A provision for onerous contract is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Contingent liabilities are possible obligations that arise from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote.

(l)	Revenue

The Group provides travel products and services to leisure and corporate travelers in India and abroad. The revenue from rendering these services is recognized in the profit or loss at the time when significant risk and rewards are transferred to the customer. This is generally the case: 1) on the date of departure for tours and packages, 2) date of check in for hotel booking business, 3) on the issuance of the ticket in the case of sale of airline tickets and 4) date of journey in case of sale of bus tickets. The Group considers both travellers and travel suppliers to be its customers.

Income from the sale of airline tickets is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of an airline ticket to the customer.

Where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Incentives from airlines are recognized when the performance obligations under the incentive schemes are achieved.

Income from hotel reservations including commission earned is recognized on a net basis as an agent on the date of check-in as the Group does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Performance linked incentives from hotels are recognized as income on achievement of performance obligations.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(l)	Revenue - (Continued)

Income from tours and packages, including income on airline tickets sold to customers as a part of tours and packages is accounted on gross basis as the Group is determined to be the primary obligor in the arrangement i.e., the risks and responsibilities are taken by the Group including the responsibility for delivery of services. Income from tours and packages also includes amounts received from hotel vendors against online promotions of hotels brands on our website.

Income from bus ticketing, including commissions and fees earned from bus operators and convenience fees from customers is recognized on a net basis as an agent on the date of journey as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Income from other sources, primarily comprising advertising revenue, income from rail tickets reservation and fees for facilitating website access to a travel insurance company is being recognized as the services are being performed. Income from rail tickets reservation is recognized as an agent on a net commission earned basis, as the Group does not assume any performance obligation post the confirmation of the issuance of the ticket to the customer.

Revenue is recognized net of cancellations, refunds, discounts and taxes.  In the event of cancellation of airline tickets, revenue recognized in respect of commissions earned by the company on such tickets is reversed and is netted off from the revenue earned during the fiscal period at the time the cancellation is made by the customers. In addition, a liability is recognized in respect of the refund due to the customers for the gross amount charged to such customers net of cancellation fees. The revenue from the sale of tours and packages and hotel reservations is recognized on the customer’s departure and check-in dates, respectively. Cancellations, if any, do not impact revenue recognition since revenue is recognized upon the availment of services by the customer.

The Company provides loyalty programs under which participating customers earn loyalty points on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale when such loyalty programs are offered as concessional offers. The amount allocated to such loyalty programme is deferred, and is recognized as revenue when the Group fulfils its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programmes are run as part of the Group’s customer inducement / acquisition activities with the intent of acquiring customers and promoting transactions across various booking platforms, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense instead of as deferral of revenue.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(m)	Marketing and Sales Promotion Costs

Marketing and sales promotion costs comprise of internet, television, radio and print media advertisement costs as well as event driven promotion cost for Group’s products and services. These costs include advertising on websites, television, print formats, search engine marketing, and any other media cost.  Additionally, the Group also incurs customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs instead of as a reduction / deferral of revenue. Marketing and sales promotion costs are recognized when incurred.

(n)	Leasing Arrangements

Accounting for Finance Leases

On initial recognition, assets held under finance leases are recorded as property, plant and equipment and the related liability is recognized under borrowings. At inception of the lease, finance leases are recorded at amounts equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments. Minimum lease payments under finance leases are apportioned between finance expense and reduction of the outstanding liability.

The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Accounting for Operating Leases

Payments made under operating leases are recognized as an expense on a straight-line basis over the lease term. Lease incentives received are recognized as a reduction of the lease expense, over the term of the lease.

(o)	Finance Income and Costs

Finance income comprises interest income on funds invested, change in financial liability and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings, change in financial liability, net loss on change in fair value of derivatives, impairment losses recognized on financial assets, including trade and other receivables, cost related to public offerings and cost related to convertible notes. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(p)	Income Taxes

Income tax expense comprises current and deferred taxes. Current and deferred tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income, in which case it is recognized in equity or in other comprehensive income (loss).

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. Unrecognised deferred tax assets are reassessed at each reporting date and recognised to the extent that it has become probable that future taxable profits will be available against which they can be used.

In determining the amount of current and deferred tax, the Group takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

(q)	Earnings (Loss) Per Share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares (including Class B shares). Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders (including Class B shareholders) of the Company by the weighted average number of ordinary shares (including Class B shares) outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders (including Class B shareholders) and the weighted average number of ordinary shares (including Class B shares) outstanding after adjusting for the effects of all potential dilutive ordinary shares (including Class B shares).

(r)	Government grants

Government grants are recognized when there is reasonable assurance that the conditions attached to the grants are complied with and the grants will be received. Grants awarded for the purchase of fixed assets or development of technology assets are offset against the acquisition or development costs of the respective assets and reduce future depreciation and amortization cost accordingly. Grant awarded for research phase of technology assets are offset against the underlying expenses incurred.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(s)	Operating Segment

In accordance with IFRS 8 – Operating Segments, the operating segments used to present segment information are identified on the basis of internal reports used by the Group’s management to allocate resources to the segments and assess their performance. An operating segment is a component of the Group that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Results of the operating segments are reviewed regularly by the leadership team, which has been identified as the chief operating decision maker (CODM), to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available.

The Group has two reportable segments, i.e. air ticketing and hotels and packages.  In addition, the Group has made relevant entity-wide disclosures (Refer to Note 6).

Segment results that are reported to the CODM include items directly attributable to a segment.

Revenue directly attributable to the segments is considered segment revenue. Income from tours and packages is measured on a gross basis and any commission earned on hotel reservations booked is being recognized on a net basis as an agent on the date of check in except where the Group has pre-booked the hotel room nights for an anticipated future demand from the customers and assumes the risk of not utilising the available hotel room nights at its disposal, income from the sale of such hotel room nights is accounted on gross basis. Segment revenue of air ticketing segment is measured on a net basis except where the Group has procured in advance coupons of airline tickets for an anticipated future demand from customers and assumes the risk of not utilising the coupons at its disposal, income from the sale of such airline tickets is accounted on gross basis.

Service cost includes cost of airline tickets, amounts paid to hotels and other service providers and other cost of providing services. Operating expenses other than service cost have not been allocated to the operating segments and are treated as unallocated/ common expenses. For the purposes of the CODM review, the measure of segment revenue as reduced by service cost and expense in nature of promotions adjusted against revenue is a key operating metric, which is sufficient to assess performance and make resource allocation decisions.

Segment capital expenditure does not include cost incurred during the period to acquire property, plant and equipment, goodwill and intangible assets as they cannot be allocated to segments and is not reviewed by the CODM.

Segment assets do not include property, plant and equipment, goodwill, intangible assets, trade and other receivables, term deposits, tax assets, corporate assets, other current assets and other non-current assets as they cannot be allocated to segments and are not reviewed by the CODM.

Segment liabilities do not include trade and other payables, employee benefits, accrued expenses, deferred revenue, loans and borrowings and other liabilities as they cannot be allocated to segments and are not reviewed by the CODM.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(t)	New Accounting Standards and Interpretations Not Yet Adopted

IFRS 9 Financial Instruments:

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted and is applied retrospectively, except for the hedge accounting requirements which are applied prospectively.

The Company does not expect the standard to materially impact the measurement of either its financial liabilities or its financial assets. However, certain assets which are carried at fair value through other comprehensive income under IAS 39 will now be fair valued through profit and loss under IFRS 9. Further, the Company will make the irrevocable election upon adoption of IFRS 9 to classify available-for-sale equity instruments at fair value through other comprehensive income, as a result of which unrealized gains and losses which the Company currently recognizes in the consolidated statement of other comprehensive income will not be any longer recycled to the consolidated statement of profit or loss upon disposal.

Under IFRS 9, the impairment of financial assets is measured under the ‘Expected Credit Loss’ (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model will not have a material impact on the financial statements.

Changes in accounting policies resulting from IFRS 9 will be applied retrospectively as at April 1, 2018, but with no restatement of comparative information for prior years.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The Company has undertaken the review of the new standard and has concluded that application of the new standard will not have a material impact on the consolidated results or financial position, except for reclassification effects within the consolidated statement of profit or loss and other comprehensive income (loss) identified below:

Certain customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs cost, which when incurred are recorded as marketing and sales promotion costs will now be recorded as a reduction of revenue. Due to changing competitive dynamics and seasonality in the business, the Company cannot reasonably estimate the financial statements reclassification impact of this change post the adoption.

We will adopt the standard using the cumulative effect method, with the effect of initially applying this standard recognized at the date of initial application (i.e. April 1, 2018). As a result, we will not apply the requirements of IFRS 15 to the comparative periods presented.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

3)	SIGNIFICANT ACCOUNTING POLICIES – (Continued)
(t)	New Accounting Standards and Interpretations Not Yet Adopted – (Continued)

IFRS 16 Leases:

On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases standard, IAS 17, Leases, and related Interpretations.

The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of profit or loss and other comprehensive income (loss). The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company is in the process of assessing the impact of IFRS 16 on the consolidated results of operations, cash flows, financial position and disclosures.

IFRIC 23 Uncertainty over Income Tax Treatments:

In June 2017, the International Accounting Standards Board issued IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12.

According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition:

•

Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives

The effective date for adoption of IFRC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company is in the process of assessing the impact of IFRIC 23 on the consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the Group's Audit committee.

When measuring the fair value of an asset or a liability, the group uses market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
•	Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire valuation.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

a)	Property, Plant and Equipment

The fair value of property, plant and equipment recognized as a result of a business combination is the estimated amount for which a property could be exchanged on the date of acquisition between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably. The fair value of items of property, plant and equipment is based on the market approach and cost approaches using the quoted market prices for similar items when available and depreciated replacement cost when appropriate. Depreciated replacement cost reflects adjustments for physical deterioration as well as functional and economic obsolescence.

b)	Intangible Assets

The fair value of trademark and brand names acquired in business combinations is based on the discounted estimated royalty payments that are expected to be avoided as a result of the trademark / brand names being owned. The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of non-compete agreements acquired in a business combination is determined using the comparative income differential method. The fair value of technology acquired in business combinations is determined using the replacement cost method and/or relief from royalty method.

The fair value of favorable lease term acquired in a business combination is determined by comparison of the terms of an acquiree’s leases with the market terms of leases of the same or similar items at the acquisition date.

c)	Non Derivative Financial Liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest. For finance leases, the market rate of interest is determined by reference to similar lease agreements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

4)	DETERMINATION OF FAIR VALUES – (Continued)
d)	Share Based Payment Transactions

The fair value of restricted stock units given under MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”) is calculated by multiplying the number of units given with the Company’s share price on the date of grant. Service conditions attached to the arrangements were not taken into account in measuring fair value.

The fair value of acquiree’s awards exchanged in a business combination was measured using Bermudan Binomial option pricing model, taking into account the terms and conditions upon which the awards were made. In applying the valuation model, it is required to determine the most appropriate inputs to the valuation model including the expected life of the appreciation right, volatility and dividend yield and making assumptions about them.

e)	Trade and other Receivables

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair value is determined for disclosure purposes only.

f)	Investment in Equity Securities

The fair value of investment in equity securities is determined using a valuation technique. Valuation techniques employed include market multiples and discounted cash flows analysis using expected future cash flows and a market related discount rate.

g)	Separable Embedded Derivative

The fair value of the separable embedded derivative in the convertible notes has been determined using Black-Scholes model. Measurement inputs include share price on measurement date, expected term of the instrument, risk free rate (based on government bonds), expected volatility (based on weighted average historic volatility) and expected dividend rate.

h)	Available for Sale financial asset

The fair value of the entitlement on future proceeds from sale of stake acquired in a business combination has been determined by assigning probabilities to Binomial Lattice Model and Discounted Cash Flow method. Measurement inputs include discount rate, expected term, volatility, expected dividend yield and share price movement trend.

i)	Investment in Associates

The fair value of Group’s shares, acquired as a result of a business combination, in an entity over which the Group has significant influence but not control is based on the enterprise value of that entity determined using the latest round of investment in that entity by market participants.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

5)	FINANCIAL RISK MANAGEMENT

Overview

In the normal course of its business, the Group is exposed to liquidity, credit and market risk (interest rate and foreign currency risk).

Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to manage liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risk to the Group’s reputation.

To ensure smooth operations, the Group has invested surplus funds in term deposits with banks and has taken bank guarantees, bank overdraft facility, and other facilities against them.

Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counter party to a financial instrument fails to meet its contractual obligation. The Group’s exposure to credit risk is limited, as its customer base consists of a large number of customers and the majority of its collections from customers are made on an upfront basis at the time of consummation of the transaction. There is limited credit risk on sales made to corporate customers, incentives due from the airlines and its Global Distribution System (GDS) providers. The Group has not experienced any significant default in recovery from such customers.

Additionally, the Group places its cash and cash equivalents (except cash in hand) and term deposits with banks with high investment grade ratings, limits the amount of credit exposure with any one bank and conducts ongoing evaluation of the credit worthiness of the banks with which it does business. Given the high credit ratings of these financial institutions, the Group does not expect these financial institutions to fail in meeting their obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset.

Market Risk

Market risk is the risk that changes in market prices such as foreign exchange rate and interest rate will affect the Group’s income or the value of its holdings of financial instruments.

Foreign Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services and borrowings are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily INR and USD.  The currencies in which these transactions are primarily denominated are INR, USD, and Euro. The Group currently does not have hedging or similar arrangements with any counter-party to cover its foreign currency exposure fluctuations in foreign exchange rates.

Interest Rate Risk

A majority of the financing of the Group has come from a mix of ordinary or convertible and redeemable preference shares with nominal dividends, proceeds from public offerings, proceeds from the issuance of the convertible notes and overdraft facility with banks. The interest rates on the overdraft facility availed by the subsidiaries of the parent company are marginally higher than the interest rates on term deposits with the banks. Further, the interest rate on convertible notes was fixed. Accordingly, there is limited interest rate risk. The Group’s investments in majority of term deposits with banks are for short duration, and therefore do not expose the group to significant interest rate risk.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS

The Group has two reportable segments, as described below, which are the Group’s Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group’s Leadership team comprising of Group Chief Executive Officer, Chief Executive Officer- India, Group Chief Financial Officer, Group Chief Marketing Officer and Group Chief Technology Officer along with business leaders from different LoBs, review internal management reports. Accordingly, the Leadership team is construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue less service cost from each LoB are reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group’s reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book international and domestic air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and branch offices, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of a Company developed tour and package has been assigned to the hotels and packages segment and is recorded on a gross basis.

Other operations primarily include income from sale of bus and rail tickets, advertisement income from hosting advertisements on its internet websites, car bookings and income from facilitating access to internet based platforms to travel insurance companies and other agents. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these consolidated financial statements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Information about reportable segments:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All other segments			Total
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenues	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Total segment revenue	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Service cost	1,770	—	—	165,264	173,919	169,347	167,034	173,919	169,347	—	—	6,530	167,034	173,919	175,877
Segment revenue less service cost	76,402	118,514	202,064	86,449	140,335	313,684	162,851	258,849	515,748	6,169	14,848	61,372	169,020	273,697	577,120

Other income													1,014	363	435
Personnel expenses													(49,018)	(73,736)	(114,157)
Marketing and sales promotion expenses													(108,966)	(224,424)	(529,559)
Other operating expenses													(67,954)	(81,585)	(120,566)
Depreciation, amortization and impairment													(10,923)	(29,702)	(32,712)
Finance income													1,586	45,268	5,189
Finance costs													(20,327)	(18,289)	(3,901)
Impairment in respect of an equity accounted investee													(959)	—	—
Share of loss of equity-accounted investees													(1,860)	(1,702)	(1,998)
Loss before tax													(88,387)	(110,110)	(220,149)

Assets and liabilities are used interchangeably between segments and these have not been allocated to the reportable segments

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS – (Continued)

Reconciliation of information on Reportable Segments to IFRS measures:

	For the year ended March 31
	Reportable segments
	Air ticketing			Hotels and packages			Total reportable segments			All others segments			Total
Particulars	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018
Revenues	78,172	118,514	202,064	251,713	314,254	483,031	329,885	432,768	685,095	6,169	14,848	67,902	336,054	447,616	752,997
Less: Promotion expenses recorded	—	—	(34,673)	—	—	(43,068)	—	—	(77,741)	—	—	—	—	—	(77,741)
as a reduction of revenue*
Consolidated Revenue	78,172	118,514	167,391	251,713	314,254	439,963	329,885	432,768	607,354	6,169	14,848	67,902	336,054	447,616	675,256

Marketing and sales promotion expenses													(108,966)	(224,424)	(529,559)
Less: Promotion expenses recorded as a reduction of revenue*													—	—	77,741
Consolidated marketing and sales promotion expenses													(108,966)	(224,424)	(451,818)

Notes: * For purposes of reporting to the CODM, certain promotion expenses which are reported as a reduction of revenue are added back to the respective segment revenue lines and marketing and sales promotion expenses. For reporting in accordance with IFRS, such expenses are recorded as a reduction from the respective revenue lines. Therefore, the reclassification excludes these expenses from the respective segment revenue lines and adds them to the marketing and sales promotion expenses.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

6)	OPERATING SEGMENTS– (Continued)

Geographical Information:

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

	Revenue			Non-Current Assets*
	For the Year Ended March 31			As at March 31
Particulars	2016	2017	2018	2017	2018
India	295,794	415,555	647,077	1,211,999	1,195,212
United States	6,504	2,382	113	23	14
South East Asia	10,132	11,115	10,888	7,719	4,838
Europe	12,698	9,184	6,972	—	—
Others	10,926	9,380	10,206	184	226
Total	336,054	447,616	675,256	1,219,925	1,200,290

*	Non-current assets presented above represent property, plant and equipment, intangible assets and goodwill, non-current tax assets, and other non-current assets (excluding financial assets).

In the year ended March 31, 2016, the Group changed the management reporting structure for analysing revenue based on geographical location of customers. In conjunction with that change, the Group now reports its geographical revenues and non-current assets for India, United States, South East Asia, Europe and Other countries.

Major Customers:

Considering the nature of business, customers normally include individuals. Further, none of the corporate and other customers account for more than 10% or more of the Group’s revenues.

7)	BUSINESS COMBINATIONS

(a) Acquisition of ibibo Group

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Ltd. (‘Parent’) (which was jointly owned by Naspers Limited and Tencent Holdings Limited).

Through this acquisition, MMYT intended to bring together a bouquet of leading consumer travel brands in India, including MakeMyTrip, goibibo and redBus. MMYT aims to create one of the leading travel groups in India that provides a one-stop shop for all Indian travellers and serves as a critical partner for travel industry suppliers. The transaction is expected to unlock value for customers, supply partners and shareholders, by combining the complementary strengths of each business.

The operations of ibibo Group were consolidated in the financial statements of the Group from January 31, 2017. In the year ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.

If the acquisition had occurred on April 1, 2016, management estimates that consolidated revenue would have been USD 609,798 and consolidated loss for the year ended March 31, 2017 would have been USD 225,355. This unaudited pro-forma information is not necessarily indicative of the results of operations that would have occurred had the acquisition been made at the beginning of the period.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

(a) Acquisition of ibibo Group – (Continued)

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Replacement share-based payment awards	15,008
Total Consideration transferred	1,114,281

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration (Refer note 26).

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed its pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent was USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business combination includes USD 15,008 transferred to employees of ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards. For further details on the replacement awards, refer note 33.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

7)	BUSINESS COMBINATIONS – (Continued)

      (a) Acquisition of ibibo Group – (Continued)

Acquisition-related costs

The Group incurred acquisition related costs of USD 5,972 relating to external legal fees and due diligence cost. These amounts were included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2017.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition.

The purchase price was allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,189
Intangible assets	153,860
Other non-current assets	20,499
Current assets and liabilities, net (including cash and cash equivalents of USD 19,988)	(12,309)
Employee benefits	(605)
Equity stake in an associate	2,060
Total identifiable net assets assumed	164,694
Non-controlling interest	(617)
Goodwill	950,204
Total purchase price	1,114,281

The fair value of the current assets acquired includes trade receivable with a fair value of USD 7,601.

The goodwill was attributable mainly to the skills and technical talent of ibibo Group’s work force and the synergies expected to be achieved from integrating the ibibo Group into the Group’s existing business. Goodwill recognized is not expected to be deductible for income tax purposes.

8)	INVESTMENT IN EQUITY-ACCOUNTED INVESTEES

The Group has interests in a number of individually immaterial associates. The following table analyses, in aggregate the carrying amount and share of loss of these associates.

	As at March 31
Particulars	2017	2018
Carrying amount of interests in associates	18,212	16,316

	For the year ended March 31
Particulars	2016	2017	2018
Company's share of loss in associates	(1,860)	(1,702)	(1,998)

9)	OTHER INVESTMENTS

	As at March 31
Particulars	2017	2018
Investment in equity and other securities	5,791	6,170
Total	5,791	6,170

These investments have been classified as “Available for sale Financial Asset” and “Held to Maturity” as per IAS 39 “Financial Instruments: Recognition and measurement”.

The Group’s exposure to risks and fair value measurement is disclosed in notes 5 and 35.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

10)	OTHER REVENUE

	For the year ended March 31
Particulars	2016	2017	2018
Commission on bus and rail reservation	946	5,823	51,435
Advertising revenue	953	1,326	981
Facilitation fee	3,516	6,956	14,588
Miscellaneous	754	743	898
Total	6,169	14,848	67,902

11)	OTHER INCOME

	For the year ended March 31
Particulars	2016	2017	2018
Claim received from vendor	24	—	—
Excess provision written back	—	93	96
Income on license acquired	886	—	—
Others	104	270	339
Total	1,014	363	435

12)	PERSONNEL EXPENSES

	For the year ended March 31
Particulars	2016	2017	2018
Wages, salaries and other employees benefits	31,001	42,073	62,303
Contributions to defined contribution plans	2,017	2,204	3,055
Expenses related to defined benefit plans	253	363	868
Equity-settled share based payment	13,685	26,795	44,716
Employee welfare expenses	2,062	2,301	3,215
Total	49,018	73,736	114,157

13)	OTHER OPERATING EXPENSES

	For the year ended March 31
Particulars	2016	2017	2018
Payment gateway and other charges	25,019	27,269	50,597
Outsourcing expenses	16,055	16,920	26,158
Travelling and conveyance	3,069	3,537	3,105
Communication	3,600	4,385	5,288
Repairs and maintenance	3,322	4,322	5,300
Rent	2,949	3,831	7,701
Legal and professional*	3,707	11,395	7,894
Website hosting charges	2,243	2,428	6,771
Net loss on disposal of property, plant and equipment	380	46	70
Intangible assets written off	—	—	356
Miscellaneous expenses	7,610	7,452	7,326
Total	67,954	81,585	120,566

Notes: * Includes USD 144 towards cost related to share based payment for the year ended March 31, 2018

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

14)	DEPRECIATION, AMORTIZATION AND IMPAIRMENT

	For the year ended March 31
Particulars	2016	2017	2018
Depreciation	2,724	5,149	4,357
Amortization	6,032	9,386	25,481
Impairment	2,167	15,167	2,874
Total	10,923	29,702	32,712

15)	FINANCE INCOME AND COSTS

	For the year ended March 31
Particulars	2016	2017	2018
Recognized in profit or loss
Interest income on term deposits	1,477	2,208	4,503
Other interest income	109	633	686
Net gain on change in fair value of derivative financial instrument	—	42,427	—
Finance income	1,586	45,268	5,189

Interest expense on financial liabilities measured at amortised cost	3,838	8,574	422
Change in financial liability	496	2	—
Cost related to convertible notes	775	—	—
Net foreign exchange loss	4,501	1,669	2,386
Impairment loss on trade and other receivables	984	1,771	604
Net loss on change in fair value of derivative financial instrument	9,017	—	—
Finance and other charges	716	6,273	489
Finance costs	20,327	18,289	3,901
Net finance income (costs) recognized in profit or loss	(18,741)	26,979	1,288

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

16)	INCOME TAX BENEFIT (EXPENSE)

Income Tax Recognized in profit or loss

	For the year ended March 31
Particulars	2016	2017	2018
Current tax expense
Current period	(178)	(237)	(135)
Current tax expense	(178)	(237)	(135)

Deferred tax benefit (expense)
Origination and reversal of temporary differences	4,343	1,928	(1,231)
Change in unrecognized deductible temporary differences	(4,335)	(1,908)	620
Utilization of previously unrecognised tax losses	15	24	655
Deferred tax benefit (expense)	23	44	44
Total	(155)	(193)	(91)

Income Tax Recognized in Other Comprehensive Income (loss)

	For the year ended March 31
	2016			2017			2018
		Tax			Tax			Tax
Particulars	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax	Before tax	(expense) benefit	Net of tax

Foreign currency translation differences on foreign operations	(565)	—	(565)	48,618	—	48,618	(1,915)	—	(1,915)
Net change in fair value of available-for-sale financial assets	752	—	752	(809)	—	(809)	2,280	—	2,280

Remeasurement of defined benefit (asset) liability	(149)	—	(149)	(266)	—	(266)	(422)	—	(422)
Total	38	—	38	47,543	—	47,543	(57)	—	(57)

Reconciliation of Effective Tax Rate

Particulars	For the Year Ended March 31
	2016		2017		2018
Loss for the year		(88,542)		(110,303)		(220,240)
Income tax expense		(155)		(193)		(91)
Loss before tax		(88,387)		(110,110)		(220,149)

Income tax benefit using the Company's domestic tax rate	15.00%	13,261	15.00%	16,517	15.00%	33,020
Effect of tax rates in foreign jurisdictions	9.81%	8,671	13.60%	14,978	13.90%	30,611
Non deductible expenses	2.84%	(2,508)	3.64%	(4,005)	0.81%	(1,781)
Tax exempt income	0.08%	74	5.99%	6,593	0.28%	622
Utilization of previously unrecognised tax losses	0.02%	14	0.02%	24	0.30%	655
Current year losses for which no deferred tax asset was recognized	17.35%	(15,334)	29.37%	(32,340)	29.00%	(63,833)
Change in unrecognised temporary differences	4.90%	(4,335)	1.73%	(1,908)	0.28%	620
Others	0.00%	2	0.05%	(52)	0.00%	(5)
		(155)		(193)		(91)

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

17)	PROPERTY, PLANT AND EQUIPMENT

				Furniture	Office	Motor	Leasehold	Diesel	Capital Work
Particulars	Land	Building	Computers	and Fixture	Equipment	Vehicles	Improvements	Generator Sets	in Progress	Total
Cost
Balance as at April 1, 2016	794	478	10,691	210	1,297	1,100	4,652	9	14	19,245
Acquisitions through business combinations	—	—	880	126	105	59	19	—	—	1,189
Additions	—	—	3,026	283	600	382	2,071	—	2,701	9,063
Disposals*	—	—	(1,381)	(51)	(232)	(88)	(3,809)	—	—	(5,561)
Effect of movements in foreign exchange rates	18	11	323	12	40	36	29	—	74	543
Balance as at March 31, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Balance as at April 1, 2017	812	489	13,539	580	1,810	1,489	2,962	9	2,789	24,479
Additions	—	—	2,198	412	456	344	3,540	—	(2,753)	4,197
Disposals**	(845)	(509)	(341)	(123)	(367)	(441)	(113)	—	—	(2,739)
Effect of movements in foreign exchange rates	33	20	42	2	27	9	(17)	—	14	130
Balance as at March 31, 2018	—	—	15,438	871	1,926	1,401	6,372	9	50	26,067
										—
Accumulated depreciation and impairment loss
Balance as at April 1, 2016	—	142	5,593	102	848	446	1,824	5	—	8,960
Depreciation for the year	—	40	2,187	54	263	241	2,363	1	—	5,149
Disposals*	—	—	(1,365)	(28)	(224)	(27)	(3,483)	—	—	(5,127)
Effect of movements in foreign exchange rates	—	4	136	2	14	14	(7)	—	—	163
Balance as at March 31, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Balance as at April 1, 2017	—	186	6,551	130	901	674	697	6	—	9,145
Depreciation for the year	—	10	2,773	184	361	302	727	—	—	4,357
Disposals**	—	(203)	(252)	(35)	(330)	(241)	(106)	—	—	(1,167)
Effect of movements in foreign exchange rates	—	7	54	(22)	(9)	6	6	—	—	42
Balance as at March 31, 2018	—	—	9,126	257	923	741	1,324	6	—	12,377

Carrying amounts
As at April 1, 2016	794	336	5,098	108	449	654	2,828	4	14	10,285
As at March 31, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334

As at April 1, 2017	812	303	6,988	450	909	815	2,265	3	2,789	15,334
As at March 31, 2018	—	—	6,312	614	1,003	660	5,048	3	50	13,690

*	includes assets reclassified to assets held for sale with cost of USD 3,733 and accumulated depreciation of USD 3,443.
**	includes assets reclassified to assets held for sale with cost of USD 1,354 and accumulated depreciation of USD 203.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL

Particulars		Customer	Non-	Brand/	Technology Related Development		Favourable Lease	Capital Work-in-
	Goodwill	Relationship	Compete	Trade Mark	Cost	Software	Contract Term	Progress	Total
Cost
Balance as at April 1, 2016	13,338	1,334	466	10,777	20,049	6,120	—	4,210	56,294
Acquisitions through business combination	950,204	2,200	—	134,500	16,500	411	249	—	1,104,064
Additions/Adjustment*	—	—	—	—	6,001	330	—	(89)	6,242
Effect of movements in foreign exchange rates	42,893	95	(6)	6,092	1,221	140	11	71	50,517
Balance as at March 31, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Balance as at April 1, 2017	1,006,435	3,629	460	151,369	43,771	7,001	260	4,192	1,217,117
Additions/Adjustment*	—	—	—	—	8,028	318	—	(542)	7,804
Disposals	—	—	—	—	(392)	(237)	(260)	—	(889)
Effect of movements in foreign exchange rates	(2,081)	3	10	(302)	(163)	10	—	(3)	(2,526)
Balance as at March 31, 2018	1,004,354	3,632	470	151,067	51,244	7,092	—	3,647	1,221,506
							—
Accumulate d amortization and impairment loss
Balance as at April 1, 2016	—	567	327	4,330	10,887	3,807	—	1,490	21,408
Amortization for the year	—	214	51	3,475	4,734	906	6	—	9,386
Impairment for the year	9,625	—	70	4,885	16	—	—	571	15,167
Effect of movements in foreign exchange rates	—	(1)	(5)	53	244	100	—	38	429
Balance as at March 31, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Balance as at April 1, 2017	9,625	780	443	12,743	15,881	4,813	6	2,099	46,390
Amortization for the year	—	493	10	14,216	9,764	973	25	—	25,481
Impairment for the year**	—	—	—	—	2,373	—	—	501	2,874
Disposals	—	—	—	—	(358)	(160)	(31)	—	(549)
Effect of movements in foreign exchange rates	—	4	10	(102)	(169)	17	—	33	(207)
Balance as at March 31, 2018	9,625	1,277	463	26,857	27,491	5,643	—	2,633	73,989

Carrying amounts
As at April 1, 2016	13,338	767	139	6,447	9,162	2,313	—	2,720	34,886
As at March 31, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727

As at April 1, 2017	996,810	2,849	17	138,626	27,890	2,188	254	2,093	1,170,727
As at March 31, 2018	994,729	2,355	7	124,210	23,753	1,449	—	1,014	1,147,517

*

Represents addition of USD 7,506 (March 31, 2017: USD 5,912) to capital work-in-progress, adjusted for amounts capitalized out of capital work-in-progress amounting to USD 8,028 (March 31, 2017: USD 6,001)

**

In March 2018, the management of the Company decided to suspend operations in one of its Indian subsidiary, as it does not intend to continue operations in the future in that entity. The Group tested the technology related development cost of that entity for recoverability and recognised an impairment loss of USD 2,874 during the year ended March 31, 2018.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL – (Continued)

Impairment testing for CGUs containing goodwill

For the purpose of impairment testing, goodwill is allocated to a CGU representing the lowest level within the Group at which goodwill is monitored for internal management purposes, and which is not higher than the Group’s operating segment. Goodwill has been allocated as follows:

	As at March 31
Particulars	2017	2018
Ibibo Group - Go ibibo	838,465	836,559
Ibibo Group - redBus	154,718	154,390
Luxury Tours & Travel Pte Ltd	2,322	2,475
ITC Group	1,305	1,305
Total	996,810	994,729

The recoverable amount of the CGU was based on its value in use and was determined by discounting the future cash flows to be generated from the continuing use of the CGU. These calculations use cash flow projections over a period of five to seven years, based on next year financial budgets approved by management, with extrapolation for the remaining period, and an average of the range of assumptions as mentioned below. The key assumptions used for the calculations are as follows:

As at March 31
Particulars	2017	2018
Discount rate (pre-tax)	15 - 24%	19 - 24%
Discount rate (post-tax)	12 - 22%	15 - 20%
Terminal value growth rate	3.5 - 4%	3.5 - 4%
EBITDA margin (5-7 years)	(20.7) - 28.4%	(14.7) - 42.5%

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of a comparable market participant, which is adjusted for specific risks. These estimates are likely to differ from future actual results of operations and cash flows.

Based on the above, no impairment was identified as of March 31, 2018 and March 31, 2017 (except for Hotel Travel Group) as the recoverable value of the CGUs exceeded the carrying value. With regard to the assessment of value-in use for Luxury Tours and Travels Pte Ltd and ITC group, no reasonably possible change in any of the above key assumptions would cause the carrying amount of these units to exceed their recoverable amount. For ibibo Group - Go ibibo, the recoverable amount exceeds the carrying amount by approximately 14.4% as of March 31, 2018 (March 31, 2017: 8.41%) . An increase of 1.72% (March 31, 2017: 0.9%) in pre-tax discount rate and a decrease of EBIDTA as a percentage of revenue by 3.16% (March 31, 2017: 1.62%) shall equate the recoverable amount with the carrying amount of the ibibo Group - Go ibibo. For ibibo Group - redBus, the recoverable amount exceeds the carrying amount by approximately 14.3% as of March 31, 2018 (March 31, 2017: 5.76%). An increase of 1.57% (March 31, 2017: 0.53%) in pre-tax discount rate and a decrease of EBIDTA as a percentage of revenue by 2.12% (March 31, 2017: 1.08%) shall equate the recoverable amount with the carrying amount of the ibibo Group – redBus.

In November, 2012, MMYT acquired 100% stake in the companies in the ‘Hotel Travel Group’ (HT Group). HT Group, with the brand ‘Hotel Travel’ and the website www.hoteltravel.com, a well-established travel company in South East Asia had its presence in Thailand, Singapore and Malaysia, where it had an operating history of over a decade. The Company recorded Goodwill of USD 9,625 in accordance with IFRS 3 “Business Combinations” which represented excess of the cost of acquisition over the Group’s share in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities on the date of acquisition.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

18)	INTANGIBLE ASSETS AND GOODWILL– (Continued)

Impairment testing for CGUs containing goodwill – (Continued)

Pursuant to the acquisition of ibibo Group (refer note 7(a)), as part of its business strategy the Group envisaged that it wants to focus on capturing the Indian domestic market and international hotel market for travelers originating from India as it provides higher growth and improved margin prospects. Accordingly, as a result of the revamped strategy, in February 2017, the management of the Company decided to curtail its operation in HT Group as it no longer intends to render online hotels services to customers originating from HT Group’s operations.

The recoverable amount of this CGU was based on its value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The carrying amount of the CGU was determined to be higher than its recoverable amount, accordingly, an impairment loss of USD 14,580 was recognised in the year ended March 31, 2017. The impairment loss was fully allocated to goodwill, non-compete intangible assets and brands associated with HT Group’s operations.

19)	TAX ASSETS AND LIABILITIES

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	As at March 31
Particulars	2017	2018
Deductible temporary differences	25,261	27,816
Minimum alternate tax	746	744
Tax loss carry forwards	119,481	180,175
Total	145,488	208,735

During the year ended March 31, 2016, 2017 and 2018, the Company did not recognize deferred tax assets on tax losses and other temporary differences because a trend of future profitability is not yet clearly discernible. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities. The above tax losses expire at various dates ranging from 2022 to 2035.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

19)	TAX ASSETS AND LIABILITIES- (Continued)

Recognized Deferred Tax Assets and Liabilities

Deferred tax assets and liabilities are attributable to the following:

	As at March 31
	Assets		Liabilities		Net
Particulars	2017	2018	2017	2018	2017	2018
Property, plant and equipment	—	—	(75)	(390)	(75)	(390)
Intangible assets	—	—	(37,674)	(33,675)	(37,674)	(33,675)
Tax loss carry forwards	37,590	33,950	—	—	37,590	33,950
Deferred tax assets/(liabilities) before set off	37,590	33,950	(37,749)	(34,065)	(159)	(115)
Set off	(37,590)	(33,950)	37,590	33,950	—	—
Net deferred tax assets/(liabilities)	—	—	(159)	(115)	(159)	(115)

Movement in deferred tax assets/(liabilities) during the year

					Effects of				Effects of
	Balance			Recognised	movement			Recognised	movement
	as at	Acquired in	Recognised	in other	in foreign	Balance as at	Recognised	in other	in foreign	Balance as
	April 1,	business	in profit or	comprehensive	exchange	March 31,	in profit or	comprehensive	exchange	at March 31,
Particulars	2016	combination	loss	income	rates	2017	loss	income	rates	2018
Property, plant and equipment	(453)	—	374	—	4	(75)	(317)	—	2	(390)
Intangible assets	(1,469)	(34,301)	(943)	—	(961)	(37,674)	3,945	—	54	(33,675)
Tax loss carry forwards	1,719	34,301	613	—	957	37,590	(3,584)	—	(56)	33,950
Total	(203)	—	44	—	—	(159)	44	—	—	(115)

20)	TRADE AND OTHER RECEIVABLES

	As at March 31
Particulars	2017	2018
Trade and other receivables, net	29,003	49,204
Due from employees	109	108
Security deposits, net	7,575	6,704
Interest accrued on term deposits	597	2,299
Total	37,284	58,315

Non-current	2,176	1,929
Current	35,108	56,386
Total	37,284	58,315

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

The Group’s exposure to credit and currency risks and impairment losses related to trade and other receivables is disclosed in notes 5 and 35.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

21)	CASH AND CASH EQUIAVLENTS

	As at March 31
Particulars	2017	2018
Cash in hand	88	128
Funds in transit	22,348	33,123
Bank balances	59,262	74,239
Term deposits	20,006	80,157
Total	101,704	187,647

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the year end and credited to Group’s bank accounts subsequent to the year end.

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and financial liabilities is disclosed in notes 5 and 35.

22)	TERM DEPOSITS

	As at March 31
Particulars	2017	2018
Term deposits	95,673	202,335
Total	95,673	202,335

Non-current	20,162	165
Current	75,511	202,170
Total	95,673	202,335

As of March 31, 2018, term deposits with banks include USD 90 (March 31, 2017: USD 90) against which mainly letters of credit have been issued to various airlines.

As of March 31, 2018, term deposits include USD 1,710 (March 31, 2017: USD 1,200) pledged with banks against bank guarantees, bank overdraft facility and other facilities.

23)	OTHER CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Advance to suppliers	46,029	70,196
Prepaid expenses	3,500	4,578
Prepaid lease rentals	268	313
Receivable from related party	—	17,100
Other assets	435	355
Total	50,232	92,542

Receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a)). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in notes 5 and 35.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

24)	ASSETS HELD FOR SALE

Assets classified as held for sale includes:

	As at March 31
Particulars	2017	2018
Property, plant and equipment	302	1,220
Total	302	1,220

Assets held for sale as at March 31, 2017 mainly include leasehold improvements which were sold in April 2017.

In February 2017, the management of the Company had decided to curtail its operations in HT group, and consequently in July 2017, Land and Building relating to HT Group have been classified under assets held for sale as the Company intends to sell these assets in its present condition and search for an active buyer has been initiated.

The fair value of these assets has been categorized under Level 3 of the fair value hierarchy which has been determined based on the consideration agreed with the buyer or independent valuation report obtained by the Company.

25)	OTHER NON-CURRENT ASSETS

	As at March 31
Particulars	2017	2018
Prepaid lease rentals	2,833	2,336
Indirect tax paid	11,410	11,385
Prepaid expenses	315	886
Receivable from related party	15,100	—
Total	29,658	14,607

Indirect tax paid represents service tax paid under protest. In the year ended March 31, 2016, investigation was initiated by Directorate General of Central Excise Intelligence (DGCEI) for certain service tax matters in India. On September 1, 2016, the Delhi High Court ordered for refund of the entire amount deposited under protest within 4 weeks from the date of the order. However, DGCEI filed an appeal against the order of the High Court before the Supreme Court of India with an application to stay the grant of refund. The stay on refund was granted and the proceedings in this matter are still under progress. The Company believes that it has a strong case in its favor based on its counsels’ opinions and no reserve is required to be set-up as at March 31, 2018.

Receivable from related party represents entitlement received by the Company on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte Ltd. pursuant to the acquisition of ibibo Group (refer note 7(a) and 23). This entitlement has been classified as “Available-for-sale Financial Assets” as per IAS 39 “Financial Instruments: Recognition and measurement”. The Group’s exposure to risks and fair value measurement is disclosed in notes 5 and 35.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES
A.	Share Capital and Share Premium

	Ordinary Shares*			Class B Shares*
			Share		Share	Share
Particulars	Number	Share capital	premium	Number	capital	premium
Balance as at April 1, 2016	41,706,428	21	248,732	—	—	—
Own shares acquired	(144,131)	—	—	—	—	—
Shares issued during the year on exercise of share based awards	873,834	1	18,275	—	—	—
Reissue of own shares on conversion of convertible notes	659,939	—	999	—	—	—
Issue of ordinary shares on conversion of convertible notes	9,197,089	5	148,101	—	—	—
Issued in business combination	413,035	—	12,493	38,971,539	19	1,178,773
Balance as at March 31, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773

Balance as at April 1, 2017	52,706,194	27	428,600	38,971,539	19	1,178,773
Shares issued during the year on exercise of share based awards	1,137,232	1	27,462	—	—	—
Issue of ordinary shares in placement offer, net of issuance costs	5,500,000	3	195,514	3,666,667	2	130,342
Balance as at March 31, 2018	59,343,426	31	651,576	42,638,206	21	1,309,115

*	Par value of USD 0.0005 per share
i.	Ordinary shares

In October 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes (refer note 28).

In January 2017, the Company issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the acquisition of Ibibo Group Holdings (Singapore) Pte. Ltd. (‘ibibo Group’) (refer note 7 (a)).

During the fiscal year ended March 31, 2017, the Company purchased 144,131 of its own shares from the open market at the prevailing market price for USD 2,050, including directly attributable costs.

In May 2017, the Company completed a private placement offering of 5,500,000 of its ordinary shares to various investors (including 916,666 of its ordinary shares to an existing shareholder) at a price of USD 36 per share and 3,666,667 Class B shares to an existing shareholder at a price of USD 36 per share. The offering resulted in gross proceeds of USD 330,000 and net proceeds of USD 325,861 to the Company. The Company incurred expenses of USD 4,139 for the issuance of the shares, which has been adjusted against share premium.

The Company presently has ordinary shares and Class B Convertible Ordinary Shares (“Class B Shares”) with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

26)	CAPITAL AND RESERVES– (Continued)

A.Share Capital and Share Premium – (Continued)

i.Ordinary shares – (Continued)

Mauritian law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group’s board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company’s assets is greater than the sum of (a) the value of its liabilities and (b) Company’s stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares outstanding as on that date.

B.Nature and purpose of reserves

i.Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, U.A.E, Israel, Peru, Columbia and China subsidiaries.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognised or impaired.

iii.Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

iv.	Reserve for own shares

The reserve for the Company’s treasury shares comprises the cost of the Company’s shares held by the Group.

C.	Capital management

Equity share capital and other equity are considered for the purpose of Group’s capital management. The Group’s objective for capital management is to manage its capital so as to safeguard its ability to continue as a going concern and to support the growth of the Group. The capital structure of the Group is based on management’s judgement of its strategic and day-to-day needs with a focus on total equity so as to maintain investors, creditors and market confidence. The funding requirements are met through equity and operating cash. The Group is not subject to any externally imposed capital requirements.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

27)	LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the year ended March 31, 2016, 2017 and 2018:

	For the year ended March 31
Particulars	2016	2017	2018
Loss attributable to ordinary shareholders (including Class B shareholders)	(88,518)	(110,168)	(218,412)

Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	41,714,518	52,607,986	100,394,080
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	41,714,518	52,607,986	100,394,080

Loss per share (USD)
Basic	(2.12)	(2.09)	(2.18)
Diluted	(2.12)	(2.09)	(2.18)

For the year ended March 31, 2018, 4,832,824 (March 31, 2017 : 3,319,322, March 31, 2016 : 2,547,777) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

For the year ended March 31, 2018, Nil (March 31, 2017 : 5,428,117, March 31, 2016 : 1,946,604) ordinary shares issuable on conversion of convertible notes, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS

This note provides information about the contractual terms of Group’s interest bearing loans and borrowings, which are measured at amortized cost/fair value. For more information about the Group’s exposure to interest rate, foreign currency and liquidity risk, refer notes 5 and 35.

	As at March 31
Particulars	2017	2018
Non-current liabilities
Secured bank loans	523	424
Non-current portion of loans and borrowings	523	424

	As at March 31
Particulars	2017	2018
Current liabilities
Current portion of secured bank loans	226	228
Current portion of loans and borrowings	226	228

Convertible Notes

In January 2016, the Company issued 4.25% convertible notes of USD 180,000 in two tranches to Ctrip.com International, Ltd., which were redeemable after 5 years at par value. The Company incurred USD 2,730 as transaction costs during the year ended March 31, 2016 on issuance of the convertible notes. The convertible notes could also be converted into ordinary shares of the Company at any time till the maturity of the convertible notes at the option of the holder at the conversion price of USD 21.45 per share. Interest on the convertible notes was payable on semi-annual basis.

Under the terms of issue, the holder had a right to redeem these convertible notes in whole or in part before the maturity on occurrence of certain events, including but not limited to a change in control, or liquidation of the company. Further, the convertible notes had few adjustment clauses which along with preserving the relative economic interests of the holder also protect the holder from decline in the market value of the Company’s securities. The price protection clause may result in the entity issuing variable number of shares on conversion hence, represents a liability. The conversion option was presented together with the related liability as a derivative, and accounted for at fair value.

The liability component was initially recognized at fair value less any directly attributable transaction costs. On initial recognition, the fair value of convertible notes was different from its transaction price, but this fair value measurement was not evidenced by a valuation technique that uses only data from observable markets, accordingly, the carrying amount of the convertible notes on initial recognition was adjusted to defer the difference between the fair value measurement and the transaction price. This deferred difference was subsequently recognized as a gain or loss over the period of maturity of the convertible notes.

Subsequent to initial recognition, the liability component of the convertible notes was being measured at amortized cost using the effective interest method. The conversion option was being subsequently measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Convertible Notes – (Continued)

Fair value of liability component and derivative as at inception:

Particulars
Fair value of liability component at inception	133,321
Fair value of derivative at inception	52,912
Proceeds from issue of convertible notes	(180,000)
Deferred difference	6,233

During the year ended March 31, 2018, the Company recognized an expense of USD Nil (March 31, 2017: USD 5,941) on account of amortization of the deferred difference explained above.

On October 18, 2016, the Company announced an agreement to acquire 100% equity stake in ibibo Group, a leading online travel company in India, from Parent (refer note 7 (a)). Further, Ctrip delivered a notice of adjustment of conversion rate to the Company on October 18, 2016 and pursuant to this, the Company issued 9,857,028 ordinary shares (including 1,465,420 additional shares) to Ctrip in accordance with the terms of the convertible notes agreement.

In October, 2016, the Company re-issued 659,939 of its own shares and issued 9,197,089 new ordinary shares upon conversion of convertible notes.

The carrying amount of the liability component is summarized below:

Particulars
Carrying amount of derivative at the beginning of the year	134,770
Accretion of interest	8,210
Payment of interest	(3,749)
Conversion of notes during the year	(139,231)
Carrying amount of liability as at March 31, 2017	—

The carrying amount of derivative is summarized below:

Particulars
Carrying amount of derivative at the beginning of the year	61,929
Net gain on change in fair value of derivative	(42,427)
Conversion of notes during the year	(19,502)
Carrying amount of derivative as at March 31, 2017	—

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

28)	LOANS AND BORROWINGS – (Continued)

Terms and debt repayment schedule of bank loans:

Terms and conditions of outstanding loans are as follows:

				As at March 31, 2017		As at March 31, 2018
		Interest	Year of	Original	Carrying	Original	Carrying
Particulars	Currency	rate	maturity	value	amount	value	amount
Secured bank loans	INR	8% - 13%	2017 - 2024	1,080	749	1,079	652

The bank loans are secured over motor vehicles with a carrying amount of USD 584 as at March 31, 2018 (March 31, 2017: USD 689).

Credit Facility

The group has fund based limits with various banks amounting to USD 5,389 as at March 31, 2018 (March 31, 2017: USD 5,401). The group has drawn down from its outstanding limit amounting to USD Nil as at March 31, 2018 (March 31, 2017: USD Nil).

29)	OTHER CURRENT LIABILITIES

	As at March 31
Particulars	2017	2018
Statutory liabilities	4,037	11,442
Deferred rent liabilities	13	14
Employee related payables	5,514	5,596
Other liabilities	4	—
Total	9,568	17,052

30)	OTHER NON-CURRENT LIABILITIES

	As at March 31
Particulars	2017	2018
Deferred rent liabilities	1,027	1,617
Employee related payables	—	584
Total	1,027	2,201

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

31)	DEFERRED REVENUE

	As at March 31
Particulars	2017	2018
Global Distribution System providers	1,809	91
Loyalty programme	1,032	937
Others	469	325
Total	3,310	1,353

Non-current	265	91
Current	3,045	1,262
Total	3,310	1,353

The Group requires the services of a Global Distribution System (“GDS”) provider for facilitating the booking of airline tickets on its websites or other distribution channels. There are various GDS companies like Abacus, Amadeus, Galileo, etc. These companies usually pay upfront fee to travel agents for using their system as they get paid by airlines on the basis of airline tickets booked through their GDS, which is recognized as revenue on the proportion of actual airline tickets sold over the total estimated airline tickets to be sold or is recognized on a straight line basis in case of upfront fee to promote hotel and packages, over the term of the agreement and the balance amount is recognized as deferred revenue.

The Company provides various loyalty programs under which participating customers earn loyalty points or qualifying spends under loyalty programs on current transactions that can be redeemed for future qualifying transactions. Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when the Group fulfils its obligations to supply the discounted products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

Further, when loyalty programs are used as part of the Group’s customer inducement/ acquisition programs, the related cost for providing discounted products/services is recognized as marketing and sales promotion expense, accordingly, the amounts allocated to such loyalty programme are classified as marketing and sales promotion expense payable included under accrued expenses in note 34.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS

	As at March 31
Particulars	2017	2018
Net defined benefit asset	229	—
Total employee benefit asset	229	—
Net defined benefit liability	1,594	2,458
Other long term employee benefit (liability for compensated absences)	1,352	1,263
Total employee benefit liabilities	2,946	3,721

	As at March 31
Particulars	2017	2018
Present value of unfunded obligations	1,594	2,458
Total	1,594	2,458

Defined Benefit Plan

The Group’s gratuity schemes for the employees of its Indian subsidiaries (MakeMyTrip (India) Private Limited and Ibibo Group Private Limited) are defined benefit plans. The plan in Ibibo Group Private Limited (‘GI India’) is funded and plan in MakeMyTrip (India) Private Limited (‘MMT India’) is unfunded. Gratuity is paid as a lump sum amount to employees at retirement or termination of employment at an amount based on the respective employee’s eligible salaries and the years of employment with the Group.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

A.	Movement in the net defined benefit (asset) liability

The following table shows a reconciliation from the opening balances to the closing balances for the net defined (asset) liability and its components.

	Defined benefit		Fair value of		Net defined
Particulars	obligation		plan assets		benefit liability
	2017	2018	2017	2018	2017	2018
Balance as at April 1	1,085	2,236	—	(871)	1,085	1,365
Acquired through business combination	583	—	(806)	—	(223)	—

Included in profit or loss
Current service cost	284	546	—	—	284	546
Past service cost	—	236	—	—	—	236
Interest cost (income)	85	131	(6)	(45)	79	86
	369	913	(6)	(45)	363	868

Included in other comprehensive income
Remeasurement loss (gain) :
- Actuarial loss (gain) arising from :
- demographic assumptions	(12)	—	—	—	(12)	—
- financial assumptions	16	(14)	—	—	16	(14)
- experience adjustment	284	458	—	—	284	458
- Return on plan assets excluding interest income	—	—	(22)	(22)	(22)	(22)
	288	444	(22)	(22)	266	422

Effects of movement in foreign exchange rates	68	(13)	(38)	1	30	(12)

Other
Benefits paid	(157)	(586)	1	401	(156)	(185)

Balance as at March 31	2,236	2,994	(871)	(536)	1,365	2,458

	As at March 31
Represented by:	2017	2018
Net defined benefit liability (MMT India)	1,594	2,004
Net defined benefit (asset)/liability (GI India)	(229)	454

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

32)	EMPLOYEE BENEFITS – (Continued)

Defined Benefit Plan – (Continued)

B.	Plan assets

Plan assets comprise the following:

	As at March 31
Particulars	2017	2018
Funds managed by the insurer	100%	100%

C.Actuarial Assumptions

Principal actuarial assumptions are given below:

	As at March 31
Particulars	2017	2018
Discount rate (per annum)	6.70%	7.10%
Future salary growth (per annum)	10.00% -11.00%	11.00%
Withdrawal rate	25.00%	25.00%
Retirement age (years)	58-60	58-60

Assumptions regarding future mortality rates are based on Indian Assured Lives Mortality (2006-08) (modified) Ultimate as published by Insurance Regulatory and Development Authority (IRDA).

The actuarial valuation is carried out half yearly by an independent actuary. The discount rate used for determining the present value of obligation under the defined benefit plan is determined by reference to market yields at the end of the reporting period on Indian Government Bonds. The currency and the term of the government bonds is consistent with the currency and term of the defined benefit obligation.

The future salary growth rate takes into account inflation, seniority, promotion and other relevant factors on long-term basis.

D.	Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	For the year ended		For the year ended
Particulars	March 31, 2017		March 31, 2018
	Increase	Decrease	Increase	Decrease
Discount rate (1% movement)	(88)	95	(119)	129
Future salary growth (1% movement)	80	(77)	110	(106)
Withdrawal rate (10% movement)	(200)	302	(323)	511

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT

Description of the Share-Based Payment Arrangements

Share Option Programme (Equity-Settled)

a)	MakeMyTrip.com Equity Option Plan (MMT ESOP Plan)

In 2000, the Group approved a share option programme in Mauritius, named the MakeMyTrip.com Equity Option Plan (“MMT ESOP Plan”). In June 2009, this plan was expanded in order to issue share options to employees of subsidiaries and directors of the Group. The Group replaced certain share options to acquire shares in its Indian subsidiary held by employees at its subsidiaries with options granted under the MMT ESOP Plan. Total options granted under this plan were 2,703,810 during the year ended March 31, 2010. No options were granted during the year ended March 31, 2016, 2017 and 2018.

The number and weighted average exercise price of share options under MMT ESOP plan are as follows:

	Weighted		Weighted		Weighted
	Average		Average		Average
	Exercise		Exercise		Exercise
	Price per	Number	Price per	Number	Price per	Number
	share	of	share	of	share	of
Particulars	(USD)	Options	(USD)	Options	(USD)	Options
	For the Year Ended March 31
	2016	2016	2017	2017	2018	2018
Outstanding at the beginning of the year	1.47	382,439	1.45	379,939	1.14	333,121
Granted during the year	—	—	—	—	—	—
Forfeited and expired during the year	—	—	—	—	—	—
Exercised during the year	5.39	(2,500)	3.64	(46,818)	0.63	(71,711)
Outstanding at the end of the year	1.45	379,939	1.14	333,121	1.28	261,410
Exercisable at the end of the year	1.45	379,939	1.14	333,121	1.28	261,410

The options outstanding at March 31, 2018 have an exercise price per share in the range of USD 0.742 to USD 1.9765 (March 31, 2017 : USD 0.4875 to USD 1.9765 and March 31, 2016: USD 0.4875 to USD 5.057) and a weighted average contractual life of 3 years and 3 months (March 31, 2017: 3 months and March 31, 2016: 1 years and 3 months).

During the year ended March 31, 2018, share based payment expense for these options recognized under personnel expenses (refer note 12) amounted to Nil (March 31, 2017: Nil and March 31, 2016: Nil).

b)	Share Incentive Plan

In 2010, the Group approved a share incentive plan in Mauritius, named the MakeMyTrip 2010 Share Incentive Plan (“Share Incentive Plan”). During the year ended March 31, 2016, 2017 and 2018, the Group granted restricted share units, or RSUs, under the plan to eligible employees and non-employees. Each RSU represents the right to receive one common share.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) - (Continued)

b)	Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan

The terms and conditions relating to the grants under Share Incentive Plan are given below:

	Number of	Vesting	Contractual life
Grant details	instruments	conditions	of RSUs
RSUs granted during the year ended March 31, 2016	947,516	Refer notes	4 – 8 years
RSUs granted during the year ended March 31, 2017	4,481,294	Refer notes	4 – 10 years
RSUs granted during the year ended March 31, 2018	690,757	Refer notes	4 – 8 years

Notes:

1.	Of the RSU granted during the year ended March 31, 2018:
-

690,757 (March 31, 2017: 3,348,389 and March 31, 2016: 936,658) RSUs have graded vesting over 4 years: 10% on the expiry of 12 months from the grant date, 20% on the expiry of 24 months from the grant date, 30% on the expiry of 36 months from the grant date, 40% on the expiry of 48 months from the grant date.

-	Nil (March 31, 2017: 3,000 and March 31, 2016: 2,458) RSUs were fully vested on the grant date.
-	These RSUs can be exercised within a period of 48 months from the date of vesting.
2.

8,400 RSUs granted in the year ended March 31, 2016 have graded vesting over 2 years: 3,600 on the expiry of 12 months from the grant date, 4,800 on the expiry of 24 months from the grant date and exercisable within a period of 6 months from the date of vesting.

3.

In connection with the acquisition of ibibo Group, the Group exchanged share-based payment awards held by the employees of the ibibo Group for 1,129,905 RSUs (Refer note 7(a)). These RSUs can be exercised within a period of 10 years from the grant date i.e. January 31, 2017.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) - (Continued)

b)	Share Incentive Plan – (Continued)

Terms and Conditions of the Share Incentive Plan – (Continued)

The number and weighted average exercise price of RSUs under the share incentive plan are as follows:

	Weighted		Weighted		Weighted
	Average		Average		Average
	Exercise		Exercise		Exercise
	Price per	Number	Price per	Number	Price per	Number
	share	of	share	of	share	of
Particulars	(USD)	Awards	(USD)	Awards	(USD)	Awards
	For the Year Ended March 31
	2016	2016	2017	2017	2018	2018
Outstanding at the beginning of the year	0.0005	2,330,743	0.0005	2,867,713	0.0005	6,367,186
Granted during the year	0.0005	947,516	0.0005	4,481,294	0.0005	690,757
Forfeited and expired during the year	0.0005	(177,775)	0.0005	(154,805)	0.0005	(559,023)
Exercised during the year	0.0005	(232,771)	0.0005	(827,016)	0.0005	(1,065,521)
Outstanding at the end of the year	0.0005	2,867,713	0.0005	6,367,186	0.0005	5,433,399
Exercisable at the end of the year	0.0005	1,138,321	0.0005	1,325,558	0.0005	1,313,158

The grant date fair value of RSUs granted during the year is in the range of USD 28.75 to USD 33.55 (March 31, 2017: USD 14.86 to USD 32.70 and March 31, 2016: USD 13.75 to USD 21.96).

The RSUs outstanding at March 31, 2018 have an exercise price per share of USD 0.0005 (March 31, 2017: USD 0.0005 and March 31, 2016: USD 0.0005) and a weighted average contractual life of 5.2 years (March 31, 2017: 6.2 years and March 31, 2016: 4.5 years).

During the year ended March 31, 2018, share based payment expense recognized under personnel expenses (refer note 12) amounted to USD 44,730 (March 31, 2017 : USD 26,620 and March 31, 2016 : USD 13,685) and, under legal and professional expenses (refer note 13) amounted to USD 144 (March 31, 2017 : Nil and March 31, 2016 : Nil) for the RSUs granted under the share incentive plan."

c)	Bona Vita Employees Stock Option Plan 2016

In 2016, one of the Group’s subsidiary approved a share incentive plan in India, named the Bona Vita Employees Stock Option Plan 2016 (“Bona Vita ESOP Plan”). During the year ended March 31, 2018, the subsidiary granted 11,789 employee stock options (March 31 2017: 25,032), or ESOP, under the plan to eligible employees. Each ESOP represents the right to receive one common share of the subsidiary.

ESOPs have graded vesting over 4 years from the grant date with first vesting date after one year from the grant date. The contractual life of the ESOPs granted under this plan is 10 years from the vesting date.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

33)	SHARE BASED PAYMENT – (Continued)

Description of the Share-Based Payment Arrangements – (Continued)

Share Option Programme (Equity-Settled) - (Continued)

c)	Bona Vita Employees Stock Option Plan 2016 – (Continued)

The number and weighted average exercise price of Employee stock options under the Bona Vita ESOP Plan are as follows:

	Weighted		Weighted
	Average		Average
	Exercise	Number	Exercise	Number
	Price per	of	Price per	of
	share	Awards	share	Awards
	For the Year Ended March 31
Particulars	2017	2017	2018	2018
Outstanding at beginning of the year	—	—	0.0154	21,711
Granted during the year	0.0154	25,032	0.0154	11,789
Forfeited and expired during the year	0.0154	(3,321)	0.0154	(11,545)
Exercised during the year	0.0154	—	—	—
Outstanding at the end of the year	0.0154	21,711	0.0154	21,955
Exercisable at the end of the year	—	—	0.0154	11,370

Inputs for Measurement of Grant Date Fair Values of Bona Vita ESOP Plan

	For the Year Ended March 31
Fair value of ESOP and assumptions	2017	2018
Share price at grant date (USD)	14.68	14.64 - 29.19
Fair value at grant date (USD)	14.68	14.64 - 29.19
Exercise price (USD)	0.0154	0.0154
Expected volatility	41.67% - 43.56%	41.67% - 43.56%
Expected term	10 years	10 years
Expected dividends	—	—
Risk-free interest rate	7.55% - 7.72%	7.55% - 7.72%

The ESOPs outstanding at March 31, 2018 have an exercise price per share of USD 0.0154 (March 31, 2017 : USD 0.0154) and a weighted average contractual life of 10.4 years (March 31, 2017 : 11.1 years).

During the year ended March 31, 2018, share based payment expense recognized (reversed) under personnel expenses (refer note 12) amounted to USD (14) (March 31, 2017 : USD 175) for the ESOPs granted under the Bona Vita ESOP plan.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

34)	TRADE AND OTHER PAYABLES

	As at March 31
Particulars	2017	2018
Other trade payables	36,669	74,814
Accrued expenses	42,077	43,012
Advance from customers	42,453	63,604
Advance from vendor	364	—
Total	121,563	181,430

The Group's exposure to currency and liquidity risk related to trade and other payables is disclosed in notes 5 and 35.

35)	FINANCIAL INSTRUMENTS

Credit Risk

Exposure to Credit Risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	As at March 31
Particulars	2017	2018
Trade and other receivables	37,284	58,315
Other assets*	15,535	17,100
Term deposits	95,673	202,335
Cash and cash equivalents (except cash in hand)	101,616	187,519
Total	250,108	465,269

*

Other assets mainly includes receivable from related party of USD 17,100 (March 31, 2017: USD 15,100) (refer notes 23 and 25). The Group does not expect the related party to fail in meeting its obligations. The maximum exposure to credit risk is represented by the carrying amount of these financial assets.

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was:

	As at March 31
Particulars	2017	2018
India	27,692	46,006
Thailand	3,994	5,475
Malaysia	803	609
Singapore	2,001	1,692
Netherlands	65	11
Others	2,729	4,522
Total	37,284	58,315

The maximum exposure to credit risk for trade and other receivables and term deposits at the reporting date by type of counterparty was:

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Credit Risk – (Continued)

Exposure to Credit Risk – (Continued)

	As at March 31
Particulars	2017	2018
Airlines	13,556	26,365
Retail customers	7,047	4,092
Corporate customers	6,983	18,231
Deposit with hotels and others	7,576	6,704
Term deposits with bank	95,673	202,335
Others	2,122	2,923
Total	132,957	260,650

Impairment Losses

The age of trade and other receivables and term deposits at the reporting date was:

	As at March 31
	2017		2018
Particulars	Gross	Impairment	Gross	Impairment
Not past due	124,596	—	245,249	—
Past due 0-30 days	4,287	—	5,161	—
Past due 30-120 days	2,919	—	5,968	—
More than 120 days	3,699	2,544	5,851	1,579
Total	135,501	2,544	262,229	1,579

The movement in the allowance for doubtful debts in respect of trade and other receivables during the year was as follows:

	For the year ended March 31
Particulars	2017	2018
Balance at the beginning of the year	1,515	2,544
Acquisition through business combination	182	—
Allowance for doubtful debts	973	150
Amounts written off against the allowance	(145)	(1,102)
Effects of movement in exchange rate	19	(13)
Balance at the end of the year	2,544	1,579

Allowance for doubtful debts mainly represents amounts due from airlines, and retail customers. Based on historical experience, the Group believes that no impairment allowance is necessary, apart from above, in respect of trade receivables.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Liquidity risk

The following are the contractual maturities of financial liabilities, including estimated interest payments and excluding the impact of netting agreements:

As at March 31, 2017

	Carrying	Contractual	6 months				More than 5
Non-derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	years
Secured bank loans	749	(890)	(146)	(142)	(262)	(337)	(3)
Trade and other payables	78,746	(78,746)	(78,746)	—	—	—	—
Other liabilities	5,518	(5,518)	(5,518)	—	—	—	—
Total	85,013	(85,154)	(84,410)	(142)	(262)	(337)	(3)

Notes: * Represents undiscounted cash flows of interest and principal

As at March 31, 2018

	Carrying	Contractual	6 months				More than 5
Non-derivative financial liabilities	amount	cash flows*	or less	6-12 months	1-2 years	2-5 years	years
Secured bank loans	652	(756)	(143)	(136)	(214)	(254)	(9)
Trade and other payables	117,826	(117,826)	(117,826)	—	—	—	—
Other liabilities	6,180	(6,300)	(5,116)	(585)	(599)	—	—
Total	124,658	(124,882)	(123,085)	(721)	(813)	(254)	(9)

Notes: * Represents undiscounted cash flows of interest and principal

Currency Risk

Exposure to Currency Risk

The Group is exposed to currency risk to the extent that there is a mismatch between the currencies in which sales and purchase of services are denominated and the respective functional currencies of Group companies. The functional currencies of Group companies are primarily the INR and USD. The currencies in which these transactions are primarily denominated are INR, USD, and Euro.

The Group’s exposure to foreign currency risk was based on the following amounts as at the reporting dates (in equivalent USD):

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Exposure to Currency Risk – (Continued)

Between USD and INR

	As at March 31
Particulars	2017	2018
Trade and other receivables	7,806	11,163
Trade and other payables	(65,427)	(99,176)
Cash and cash equivalents	83	1,279
Net exposure	(57,538)	(86,734)

Between EUR and USD

	As at March 31
Particulars	2017	2018
Trade and other receivables	416	—
Trade and other payables	(737)	(485)
Cash and cash equivalents	16	19
Net exposure	(305)	(466)

The following significant exchange rates applied during the year:

			Reporting date rate per unit
	Average exchange rate per		As at March 31
USD	2016-17	2017-18	2017	2018
INR 1	0.0149	0.0155	0.0154	0.0154
EUR 1	1.0975	1.1705	1.0682	1.2324

Sensitivity Analysis

Any change in the exchange rate of USD against currencies other than INR and EUR is not expected to have significant impact on the Group’s profit or loss. Accordingly, a 10% appreciation of the USD as indicated below, against the INR would have increased loss by the amounts shown below and a 10% appreciation of the EUR as indicated below, against the USD would have increased loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables remain constant.

	For the year ended March 31
Particulars	2017	2018
10% strengthening of USD against INR	(5,480)	(8,260)
10% strengthening of EUR against USD	(29)	(44)

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Currency Risk – (Continued)

Sensitivity analysis – (Continued)

A 10% depreciation of the USD against INR, and 10%  depreciation of EUR against USD would have had the equal but opposite effect on the above currency to the amounts shown above, on the basis that all other variables remain constant.

Interest Rate Risk

Profile

At the reporting date the interest rate profile of the Group’s interest-bearing financial instruments was as follows:

	As at March 31
Particulars	2017	2018
Fixed rate instruments
Financial assets
Term deposits	95,673	202,335
Term deposits included in Cash and cash equivalents*	20,006	80,157
Financial liabilities
Secured bank loans	(749)	(652)
	114,930	281,840

*Total cash and cash equivalents: USD 187,647 (March 31, 2017 : USD 101,704)

Fair Value Sensitivity Analysis for Fixed Rate Instruments

The Group does not account for any fixed rate financial assets and liabilities at fair value through profit or loss. Therefore, a change in interest rates at the reporting date would not affect profit or loss.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair Values

Fair Values Versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	As at March 31, 2017		As at March 31, 2018
	Carrying	Fair	Carrying	Fair
Particulars	amount	value	amount	value
Assets carried at fair value
(Available for sale)
Other investments	5,791	5,791	6,071	6,071
Receivable from related party	15,100	15,100	17,100	17,100
	20,891	20,891	23,171	23,171
Assets carried at amortised cost
(Loans and receivables)
Trade and other receivables	37,284	37,284	58,315	58,315
Term deposits	95,673	95,673	202,335	202,335
Cash and cash equivalents	101,704	101,704	187,647	187,647
Other assets	435	435	—	—
(Held-to-maturity)
Other investments	—	—	99	99
	235,096	235,096	448,396	448,396
Liabilities carried at amortized cost
(Other financial liabilities)
Secured bank loans	749	749	652	652
Trade and other payables	78,746	78,746	117,826	117,826
Employee related payables	5,514	5,514	6,180	6,180
Other liabilities	4	4	—	—
	85,013	85,013	124,658	124,658

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

	As at March 31, 2018
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	6,071	6,071
Receivable from related party	—	—	17,100	17,100
Total Assets	—	—	23,171	23,171

	As at March 31, 2017
Particulars	Level 1	Level 2	Level 3	Total
Other investments	—	—	5,791	5,791
Receivable from related party	—	—	15,100	15,100
Total Assets	—	—	20,891	20,891

The following tables shows a reconciliation from the beginning balances to the ending balances for fair value measurement in Level 3 of the fair value hierarchy:

	As at March 31, 2018
		Receivable
	Other	from related
Particulars	investments	party
Opening balances	5,791	15,100
Total gains and losses recognized in:
- other comprehensive income	280	2,000
Closing balances	6,071	17,100

	As at March 31, 2017
			Receivable
	Other	Separable	from related
Particulars	investments	derivative	party
Opening balances	6,690	61,929	—
Acquired through business combination	—	—	15,010
Total gains and losses recognized in:
- (profit) or loss	—	(42,427)	—
- other comprehensive income (loss)	(899)	—	90
Conversion of notes into ordinary shares during the year (refer note 28)	—	(19,502)	—
Closing balances	5,791	—	15,100

The basis for determining fair values is disclosed in note 4.

There were no transfers between Level 1, Level 2 and Level 3 during the year.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Fair value hierarchy – (Continued)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at March 31, 2018 and March 31, 2017, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate: 15% - 137% (March 31, 2017: 22% - 183%) Forecast EBITDA margin: (31%) - 17% (March 31, 2017: (18%) - 39%) Risk adjusted discount rate: 17.0% (March 31, 2017: 19.0%)

The estimated fair value would increase (decrease) if:

-  the annual revenue growth rate were higher (lower)

-  the EBITDA margin were higher (lower)

-  the risk adjusted discount rate were lower (higher)

Receivable from related party	Binomial Lattice Model and Discounted Cash Flow method: The valuation model considers the discount rate, expected term, volatility, and equity value.	Risk free rate: 2.5% (March 31, 2017: 1.9%) Volatility: 35.60% (March 31, 2017: 41.40%) Equity value: USD 72,720 (March 31, 2017: USD 71,500)	The estimated fair value would increase (decrease) if: • the volatility were lower (higher) • the equity value were higher (lower)

Financial Instruments not measured at fair value:

Type	Valuation technique	Significant unobservable
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes:

* other financial liabilities include secured bank loans, trade and other payables and other liabilities. Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other assets.

Sensitivity Analysis

Other investments

For the fair values of other investments, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

35)	FINANCIAL INSTRUMENTS – (Continued)

Sensitivity analysis – (Continued)

Other investments – (Continued)

	For the year ended
	March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	364	(356)
EBITDA Margin	144	(144)
Risk adjusted discount rate	(624)	738

	For the year ended
	March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Annual revenue growth rate	195	(191)
EBITDA Margin	80	(80)
Risk adjusted discount rate	(370)	426

Receivable from related party

For the fair values of receivables from related party, reasonably possible changes of 500 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the year ended
	March 31, 2018
	Other Comprehensive Income
	Increase	Decrease
Volatility	(100)	100
Equity value	700	(700)

	For the year ended
	March 31, 2017
	Other Comprehensive Income
	Increase	Decrease
Volatility	(200)	200
Equity value	400	(400)

Expected risk free rate is also a significant unobservable input in valuing the receivable from related party. The Company has considered reasonably possible changes of 50 basis points at the reporting date in risk free rate for the valuation of the receivable from related party however, it has no impact on the fair value of receivable from related party.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

36)	OPERATING LEASES

Leases as lessee

Non-cancellable operating lease rentals are payable as follows:

	As at March 31
Particulars	2017	2018
Less than one year	4,825	5,072
Between one and five years	16,766	17,015
More than five years	23,251	19,781
Total	44,842	41,868

The Group leases a number of offices under operating leases. The lease period ranges for a period of three to twelve years. Lease payments are increased after a specified period under such arrangements.

During the year ended March 31, 2018, USD 7,701 was recognized as rent expense under other operating expenses in profit or loss in respect of operating leases (March 31, 2017: USD 3,831, March 31, 2016: USD 2,949).

37)	CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate USD 48 as at March 31, 2018 (March 31, 2017: USD 1,848).

38)	RELATED PARTIES

For the purpose of the consolidated financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	Name of related parties
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Vivek Narayan Gour
Key management personnel	Aditya Tim Guleri (from April, 2016)
Key management personnel	James Jianzhang Liang# (from January 27, 2016)
Key management personnel	Oliver Minho Rippel* (from January 31, 2017)
Key management personnel	Patrick Luke Kolek* (from January 31, 2017)
Key management personnel	Charles St Leger Searle* (from January 31, 2017)

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)

Related parties and nature of related party relationships – (Continued)

Key management personnel	Yuvraj (Raj) Thacoor* (from January 31, 2017 to April 30, 2018)
Key management personnel	Ashish Kashyap (from January 31, 2017 to September 30, 2017)
Key management personnel	Mohit Gupta (till May 31, 2017)
Key management personnel	Saujanya Shrivastava (from June 1, 2015 till May 31, 2017)
Key management personnel	Yuvaraj Srivastava (from June 1, 2015 till May 31, 2017)
Key management personnel	Sanjay Mohan (from June 1, 2015 till May 31, 2017)
Key management personnel	Ranjeet Oak (from June 1, 2015 till May 31, 2017)
Key management personnel	Anshuman Bapna (from July 1, 2015 till May 31, 2017)
Key management personnel	Frederic Lalonde (till January 31, 2017)
Key management personnel	Philip Wolf (till January 31, 2017)
Key management personnel	Ranodeb Roy (till January 31, 2017)
Key management personnel	Keyur Joshi (till April 30, 2015)
Key management personnel	Sharat Singh (from June 1, 2015 till October 9, 2015)
Entity providing Key management personnel	SGG Corporate Services (Mauritius) Ltd (formerly known as CIM CORPORATE SERVICES LIMITED)
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (from January 31, 2017)
Equity - accounted investee	My Guest House Accommodation Private Limited
Equity - accounted investee	Simplotel Technologies Private Limited
Equity - accounted investee	Saaranaya Hospitality Technologies Private Limited
(from January 31, 2017)
Equity - accounted investee and its subsidiaries	HolidayIq Pte. Ltd and its subsidiaries

Note: #nominee of Ctrip and * nominees of MIH Internet SEA Pte. Ltd. (subsidiary of Naspers Limited)

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)
(A)	Transactions with Key Management Personnel:

Key Management Personnel Compensation**

Key management personnel compensation comprised:

	For the year ended March 31
Particulars	2016	2017	2018
Short-term employee benefits	2,373	3,142	4,976
Contribution to defined contribution plan	77	108	94
Share based payment	7,688	14,892	27,714
Legal and professional	112	150	86
Total	10,250	18,292	32,870

Note:	** Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group’s entities as a whole.

During the year ended March 31, 2018, USD 2,179 was accrued as severance cost to be paid to Ashish Kashyap over the period of two years in equal monthly installments as per the separation agreement entered with him. As at March 31, 2018, USD 1,656 is outstanding against amount payable towards severance cost.

(B)	Transactions with entity providing key management personnel services:

	For the year ended March 31
Transactions	2016	2017	2018
Key management personnel services	2	3	2
Consultancy services	14	23	22

	As at March 31
Balance outstanding	2017	2018
Trade and other payables	3	—

(C)	Transactions with entity having significant influence over the company and its subsidiaries:

a) Pursuant to the acquisition of Ibibo Group, the Company received an entitlement on future proceeds from sale of stake in an Indian entity, engaged in the business-to-business online travel industry, from MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited). As of March 31, 2018, other current assets include USD 17,100 (March 31, 2017: other non-current assets includes USD 15,100), which represents the fair value of the above entitlement (refer note 7 (a), 23 and 25).

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, MIH contributed its pro rata share of consolidated net working capital of approximately USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion).

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)	RELATED PARTIES – (Continued)
(C)	Transactions with entity having significant influence over the company and its subsidiaries: – (Continued)

In May 2017, MIH agreed to the working capital adjustment and total pro rate share contributed by MIH was USD 83,260. The difference of USD 434 was receivable and was included under other current assets as at March 31, 2017 (refer notes 7 (a) and 23). During the year ended March 31, 2018, the amount has been received by the Company.

b) Placement of Class B Shares to MIH Internet SEA Pte Ltd.: On May 5, 2017, MIH Internet SEA Pte Ltd. purchased 3,666,667 Class B Shares from the Company at a price of $36.00 per Class B share, for an aggregate consideration of USD 132,000 (refer note: 26).

c) During the year ended March 31, 2017, Naspers Limited had issued letters of support of USD 8,487 to a bank for the issuance of bank guarantees (amount outstanding in respect of bank guarantee as at March 31, 2017: USD 6,258) in favor of certain suppliers of ibibo Group Private Limited, a subsidiary of MakeMyTrip Limited, in respect of amounts due and payable by ibibo Group Private Limited. During the year ended March 31, 2018, these have been annulled and no amount in respect of these letters of support is outstanding as at March 31, 2018.

d) Other transactions with subsidiaries of the entity having significant influence over the company:

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of USD 1,252,022 (March 31, 2017: USD 140,069, March 31, 2016: Nil) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of USD 14,940 (March 31, 2017: USD 1,746, March 31, 2016: Nil) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 13).

The Company procured air tickets of USD 21,567 (March 31, 2017: USD 3,227, March 31, 2016: Nil) as an agent from one of the subsidiaries of Naspers Limited, which operates as a travel product aggregator. The Company earned USD 221 (March 31, 2017: USD 32, March 31, 2016: Nil) from this entity as commission in the current year on procurement of such tickets. Further, the Company also sold hotel room nights as an agent of USD 2,731 (March 31, 2017: USD 692, March 31, 2016: Nil) to this entity and paid commission expense of USD 70 (March 31, 2017: USD 37, March 31, 2016: Nil).

The Company reimbursed expenses of USD 1 (March 31, 2017: USD 40, March 31, 2016: Nil) against various expenses incurred on behalf of the Company by the subsidiaries of Naspers Limited.

	As at March 31
Balance outstanding	2017	2018
Trade and other receivables	3,156	4,879

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

38)RELATED PARTIES – (Continued)

(D)	Transactions with equity - accounted investees and its subsidiaries:
a)	My Guest House Accommodations Private Limited (‘MGH’)

MGH has granted perpetual, transferable and irrevocable access of its technology platform license to the Company. The Company has classified the license of USD 886 as capital work in progress under intangible assets with a corresponding income in the statement of profit or loss and comprehensive income (loss) under "Other Income". The license was valued using the replacement cost method.

b)	Simplotel Technologies Private Limited

In June 2015, the Company invested USD 469 for new shares of Simplotel Technologies Private Limited. Further, the Company invested USD 197 for new shares of Simplotel Technologies Private Limited in November 2015.

In December 2016, the Company paid cash consideration of USD 590 for subscription of new compulsory convertible preference shares of Simplotel Technologies Private Limited.

c)	Saaranya Hospitality Technologies Private Limited (‘Saaranya’)

In March 2017, the Company paid cash consideration of USD 500 for subscription of new shares issued by Saaranya which has increased its equity interest to 38.6% (Refer note 7(a)).

d)	HolidayIq Pte. Ltd and its subsidiaries

	For the year ended March 31
Transactions	2016	2017	2018
Revenue from air ticketing	2	27	36
Services received	72	34	75

	As at March 31
Balance outstanding	2017	2018
Trade and other receivables	—	10

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

39)	LIST OF MATERIAL SUBSIDIARIES

Name of entity	Place of Incorporation	Ownership interest as at March 31, 2017	Ownership interest as at March 31, 2018
1. MakeMyTrip Inc.	Delaware, USA	100%	100%
2. MakeMyTrip (India) Private Limited	India	100%	100%
3. Ibibo Group Holdings (Singapore) Pte. Ltd	Singapore	100%	100%
4. Ibibo Group Private Limited	India	100%	100%
5. Luxury Tours & Travel Pte Ltd	Singapore	100%	100%
6. Luxury Tours (Malaysia) Sdn Bhd.	Malaysia	100%	100%
7. ITC Bangkok Co. Ltd.	Thailand	100%	100%
40)	CONTRIBUTION BY NON-CONTROLLING INTEREST

In August 2017, Bona Vita Technologies Private Limited (“Bona Vita”), one of the Parent Company’s subsidiary, raised USD 5,500 by way of rights issue to Parent Company and a new investor, H.I.S Co. Ltd., Japan (“HIS”). Bona Vita issued Series B Fully and Compulsorily Convertible, Non-Cumulative, Preference Shares (“Series B CCPS”) to Parent Company and HIS and equity shares to HIS. The amount contributed by Parent Company was USD 2,500 and by HIS was USD 3,000.

41)	CHANGE IN CLASSIFICATION
a)

During the year ended March 31, 2018, the Group modified the classification of ‘employees related payables’ from ‘accrued expenses’ classified in ‘Trade and other payables’ to ‘other current liabilities’ to reflect more appropriately the nature of such payables to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 5,514 as at March 31, 2017 was reclassified from ‘accrued expenses’ classified in ‘Trade and other payables’ to ‘other current liabilities’.

b)

During the year ended March 31, 2018, the Group modified the classification of amount received in respect of vouchers sold to corporate customers from ‘other trade payables’ classified in ‘other current liabilities’ to ‘advance from customers’ classified in ‘other current liabilities’ to reflect more appropriately the nature of such amount received. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 1,870 as at March 31, 2017 was reclassified from ‘other trade payables’ to ‘advance from customers’.

c)

During the year ended March 31, 2017, the Group modified the classification of ‘Employees welfare expenses’ to reflect more appropriately the nature of such costs paid to the employees. Comparative amounts in the notes to the consolidated financial statements were reclassified for consistency. As a result, USD 13 for the year ended March 31, 2016 was reclassified from ‘Employees welfare expenses’ to ‘Wages, salaries and other short term employees benefits’’ included under ‘Personnel Expense’.

MakeMyTrip Limited

Year ended March 31, 2018

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in USD thousands, except per share data and share count)

41)	CHANGE IN CLASSIFICATION – (Continued)

d)  During the year ended March 31, 2017, the Group modified the classification of ‘prepaid expenses’ between current and non-current. Comparative amounts in the consolidated statement of financial position and the related notes were reclassified for consistency. As a result, USD 53 as at March 31, 2016 was reclassified from ‘other current assets’ to ‘other non-current assets’.

42)	CONTIGENCIES

MakeMyTrip Limited is a respondent in a Singapore International Arbitration Centre (SIAC) arbitration proceeding commenced by former shareholders of the Hotel Travel Group, which was acquired in November 2012. The dispute has arisen in connection with certain earn out provisions in the share purchase agreement dated September 26, 2012 between the Hotel Travel Group, its former shareholders and MakeMyTrip Limited, under which these former shareholders agreed to sell and transfer to MakeMyTrip Limited, the share capital of the Hotel Travel Group. The sum in dispute is approximately USD 35,000. As of date of this Annual Report, the arbitration remains pending. MakeMyTrip Limited will continue to defend vigorously against the claims, and in addition has also brought counterclaims in these proceedings against the former shareholders in connection with breaches of the share purchase agreement. MakeMyTrip Limited believes that it has a strong case in its favor based on its counsel’s opinion and no reserve is required to be set-up as at March 31, 2018.

MakeMyTrip Limited

Year ended March 31, 2018

(Amounts in USD thousands, except per share data and share count)

QUARTERLY FINANCIAL DATA (UNAUDITED)

	For the three months ended				Year Ended
	30-Jun-17	30-Sep-17	31-Dec-17	31-Mar-18	31-Mar-18
Revenue
Air ticketing	41,325	40,322	40,474	45,270	167,391
Hotels and packages	134,574	98,274	113,720	93,395	439,963
Other revenue	16,157	14,321	18,283	19,141	67,902
Total revenue	192,056	152,917	172,477	157,806	675,256
Other income	12	88	174	161	435
Service cost
Procurement cost of hotel and packages service	58,357	32,271	43,730	34,989	169,347
Other cost of providing services	1,819	1,376	1,661	1,674	6,530
Personnel expenses	29,821	29,015	26,894	28,427	114,157
Marketing and sales promotion expenses	133,021	115,947	108,971	93,879	451,818
Other operating expenses	29,599	28,272	32,632	30,063	120,566
Depreciation, amortization and impairment	7,447	7,707	6,931	10,627	32,712
Result from operating activities	(67,996)	(61,583)	(48,168)	(41,692)	(219,439)
Loss before tax	(68,415)	(62,271)	(45,432)	(44,031)	(220,149)
Loss for the period	(68,454)	(62,321)	(45,348)	(44,117)	(220,240)

	For the three months ended				Year Ended
	30-Jun-16	30-Sep-16	31-Dec-16	31-Mar-17*	31-Mar-17*
Revenue
Air ticketing	23,880	23,556	38,216	32,862	118,514
Hotels and packages	95,571	57,628	82,175	78,880	314,254
Other revenue	1,775	1,925	2,857	8,291	14,848
Total revenue	121,226	83,109	123,248	120,033	447,616
Other income	—	206	93	64	363
Service cost
Procurement cost of hotel and packages service	62,358	29,913	46,703	34,945	173,919
Personnel expenses	13,141	14,243	13,652	32,700	73,736
Marketing and sales promotion expenses	52,679	48,358	44,552	78,835	224,424
Other operating expenses	18,669	17,419	18,202	27,295	81,585
Depreciation, amortization and impairment	2,191	2,496	3,377	21,638	29,702
Result from operating activities	(27,812)	(29,114)	(3,145)	(75,316)	(135,387)
Profit (Loss) before tax	(14,284)	(39,350)	16,608	(73,084)	(110,110)
Profit (Loss) for the period	(14,314)	(39,447)	16,556	(73,098)	(110,303)

*

The operations of ibibo Group have been consolidated in the financial statements of the Group from January 31, 2017. During the three months ended March 31, 2017, ibibo Group contributed revenue of USD 28,740 and loss of USD 26,470 to the Group’s result.